Exhibit 3

Description of the Registrant and Recent Developments

This description of the Council of Europe Development Bank (“the CEB” or “the Bank”) is dated May 10, 2010 and appears as Exhibit 3 to the Annual Report on Form 18-K of CEB for the fiscal year ended December 31, 2009.

i

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF COUNCIL OF EUROPE DEVELOPMENT BANK.

PRESENTATION OF FINANCIAL INFORMATION

The capital of the CEB is denominated, and its accounts are kept, in euro. Unless otherwise specified, amounts in euro contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 euro being equal to 1.4406 U.S. dollars, which was the euro/USD reference rate as published by the European Central Bank (the “ECB”) on December 31, 2009.

As used herein, the terms “euros” and the euro sign (€) refer to euro, and the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.

Any discrepancies in the tables included in this prospectus between the amounts and the totals thereof are due to rounding.

EXCHANGE RATE INFORMATION

The table below sets forth, for the periods indicated, information concerning the euro/USD reference rate as published by the European Central Bank. No representation is made that the euro or U.S. dollar amounts referred to herein could be or could have been converted into U.S. dollars or euros, as the case may be, at any particular rate or at all. No representation is made that euro amounts actually represented, or have been or could be converted into, U.S. dollars at such rates or at any other rates on any of the dates indicated.

On May 10, 2010, the reference rate for the euro was $1.2969.

	High	Low	Period Average(1)	Period End
2010
May(2)	1.3238	1.2727	1.2949	1.2969
April	1.3615	1.3245	1.3406	1.3315
March	1.3765	1.3338	1.3569	1.3479
February	1.3984	1.3489	1.3686	1.3570
January	1.4563	1.3966	1.4272	1.3966
2009
December	1.5120	1.4276	1.4614	1.4406
November	1.5083	1.4658	1.4915	1.5023
October	1.5020	1.4537	1.4816	1.4800
2008	1.5990	1.2460	1.4708	1.3917
2007	1.4874	1.2893	1.3705	1.4721
2006	1.3331	1.1826	1.2556	1.3170
2005	1.3507	1.1667	1.2441	1.1797

(1)	Computed using the average of the exchange rates for euros on each business day during the relevant monthly or annual period.
(2)	Through May 10, 2010.

THE COUNCIL OF EUROPE DEVELOPMENT BANK

Overview

The Council of Europe Development Bank is a multilateral development bank with a social vocation.

The CEB was established in 1956 by eight Council of Europe member states pursuant to a Partial Agreement between those states (the “Partial Agreement”). The Bank is governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. The CEB falls under the supreme authority of the Council of Europe but is legally separate and financially autonomous from it. The Bank is solely responsible for its own indebtedness. Currently, 40 European states are members of the Bank (the “Member States”).

Originally, the Bank’s primary purpose was to finance social programs related to the resettlement of refugees migrating to and between European countries in the aftermath of World War II. The Bank later extended the scope of its activities to provide aid to victims of natural or ecological disasters and other social objectives directly contributing to strengthening social cohesion in Europe. These other social objectives currently include education and vocational training, health, social housing, employment in small and medium-sized enterprises (“SMEs”), improving living conditions in urban and rural areas, protection of the environment, preservation of historic and cultural heritage, and infrastructure of administrative and judicial public services. See “Operations”.

In order to serve these objectives, the Bank grants or guarantees long-term loans to its Member States or institutions approved by them. Since its inception, the CEB has granted more than €30 billion in loans. The CEB’s loans and guarantees typically cover only part of the cost of any project, supplementing each borrower’s own funds and credits from other sources, which may include other multilateral lending institutions. The Bank generally does not lend more than 50% of the cost of a project. As of December 31, 2009, the CEB had the equivalent of €12.3 billion of loans outstanding.

The CEB funds its operations primarily through debt offerings in the international capital markets. As of December 31, 2009, the Bank had total outstanding funded debt (long-term debt securities) of €17.7 billion. The Bank’s capital consists of participating certificates which are subscribed to by its Member States. Starting with subscribed capital equivalent to €5.7 million in 1956, the Bank had subscribed capital of €3.3 billion as of December 31, 2009, of which approximately €370 million had been paid in. The Governing Board may, upon a proposal of the Administrative Council, make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including to repay the Bank’s indebtedness. Since the CEB’s inception, no such calls have ever been made. In addition, the Governing Board may, upon a proposal of the Administrative Council, decide to increase the Bank’s subscribed capital. See “Capital Structure” and “Financial Review”.

The CEB is supervised by a Governing Board and an Administrative Council, each of which are composed of representatives of each of the Member States. The Bank is represented in all of its transactions and legal proceedings by a Governor appointed for a five-year term by the Governing Board. The Bank’s operational headquarters are located at 55, avenue Kléber, 75116 Paris, France.

Legal Status

The CEB was established on April 16, 1956 pursuant to the Articles adopted by the Committee of Ministers of the Council of Europe. The Committee of Ministers is the Council of Europe’s decision-making body. It comprises the ministers of foreign affairs of all member states of the Council of Europe, or their permanent diplomatic representatives in Strasbourg, France. The Articles form an integral part of the Protocol that also governs the CEB. The Protocol endows the CEB with a separate juridical personality with the capacity to enter into contracts, acquire and dispose of property, institute legal proceedings and carry out transactions related to its statutory purposes. The Protocol also grants the CEB various privileges and immunities in the Member States, including (a) an exemption from all direct taxes, (b) freedom of its property and assets from governmental restrictions, regulations, controls and moratoria of any nature, (c) immunity of its property and assets from search, requisition, confiscation, expropriation or any other form of distraint by executive or legislative action, and (d) immunity of its property and assets from all forms of seizure, attachment or execution before the delivery against the CEB of a final enforceable judgment rendered by a court of competent jurisdiction. By virtue of the Protocol, the CEB is subject to a national law only to the extent expressly agreed to by the CEB and to the extent that national law does not derogate from the Protocol or the Articles. However, notwithstanding certain exceptions, the Protocol subjects the CEB to the jurisdiction of the courts of its Member States and those states where the CEB has contracted or guaranteed loans.

Member States

According to the Articles, members of the CEB may include member states of the Council of Europe, or, upon the Bank’s authorization, a European state which is not a member of the Council of Europe or an international institution with a European focus. No such international institution has ever been a member of the Bank.

The number of Member States of the Bank has increased from 22 in 1991 to 40 in 2007 as a result of new Members States joining primarily from Central and Eastern Europe. The current members of the Bank and their dates of accession are set forth in the table below:

MEMBER STATES OF THE COUNCIL OF EUROPE DEVELOPMENT BANK

Member State	Year of Accession	Member State	Year of Accession
Albania	1999	Lithuania	1996
Belgium	1956	Luxembourg	1956
Bosnia and Herzegovina	2003	Malta	1973
Bulgaria	1994	Moldova	1998
Croatia	1997	Montenegro*	2007
Cyprus	1962	Netherlands	1978
Czech Republic	1999	Norway	1978
Denmark	1978	Poland	1998
Estonia	1998	Portugal	1976
Finland	1991	Romania	1996
France	1956	San Marino	1989
Georgia	2007	Serbia*	2004
Germany	1956	Slovak Republic	1998
Greece	1956	Slovenia	1994
Holy See	1973	Spain	1978
Hungary	1998	Sweden	1977
Iceland	1956	Switzerland	1974
Ireland	2004	“The former Yugoslav Republic of
Italy	1956	Macedonia”	1997
Latvia	1998	Turkey	1956
Liechtenstein	1976

*	In 2004, Serbia and Montenegro became a Member State of the Bank. Montenegro declared its independence from Serbia in 2006 and became a Member State in its own right in 2007.

Relationship with the Council of Europe

Founded in 1949, the Council of Europe is a 47-member international organization that works to protect human rights, pluralist democracy and the rule of law; to promote awareness and encourage the development of Europe’s cultural identity and diversity; to find common solutions to the challenges facing European society; and to consolidate democratic stability in Europe by backing political, legislative and constitutional reform. Most countries in Europe are members of the Council of Europe.

Only two member states of the European Union — Austria and the United Kingdom — are members of the Council of Europe but not of the CEB. The Holy See, while a member of the CEB, is not a member of the Council of Europe but an observer to the “Committee of Ministers of the Council of Europe”.

The CEB was established pursuant to a Partial Agreement between those Council of Europe member states that wished to become members of the CEB. As a general matter, partial agreements permit member states of the Council of Europe to engage in Council of Europe activities without the approval of all member states. Activities governed by a partial agreement remain an activity of the Council of Europe in the same way as other Council of Europe activities, except that activities pursuant to partial agreements are endowed with their own budgets and working methods determined only by the member states which have entered into the partial agreement. A “Secretariat of the Partial Agreement” acts as a liaison between the Council of Europe and the CEB. The relationship between the two organizations is also guided in practice by the Articles, the Protocol, and various rules of procedure for the Bank’s governing bodies.

The CEB acts under the supreme authority of the Council of Europe, and its social objectives are in line with those of the Council of Europe. The CEB’s statutory purposes cannot be changed except with the approval of the Committee of Ministers of the Council of Europe. In addition, the Council of Europe must be regularly informed of the CEB’s activities, and the CEB’s Governing Board is required to state a position on any recommendations and opinions concerning the Bank that the Committee of Ministers and Parliamentary Assembly of the Council of Europe may transmit to it. The Secretary General of the Council of Europe is also permitted to participate in, or be represented at, meetings of the CEB’s Governing Board and Administrative Council, without the right to vote. Finally, the Council of Europe also evaluates projects from a political and social perspective as described below under “—Framework and Policies Underlying Activities—Approval process for financing”.

Except as noted herein, however, the CEB is separate from the Council of Europe, is governed by separate supervisory and administrative bodies and maintains its own sources of revenues and financial operations.

The CEB and Other International Institutions

Cooperation with the European Union

The European Union (“EU”) constitutes a natural partner for the CEB, since most of the CEB’s Member States benefit from EU policies as members of the EU, accession candidates or neighboring countries. The Bank has become a partner to three Memoranda of Understanding between the EU and certain international financial institutions targeting, in particular, countries in Central, Eastern and South-Eastern Europe. It has also signed a joint statement on cooperation with the European Investment Bank (“EIB”). The Bank’s new development plan for 2010-2014 (the “Development Plan”), which was adopted in November 2009, calls for strengthened collaboration with the EU.

Cooperation with other international institutions

The CEB has also signed bilateral cooperation agreements with the European Bank for Reconstruction and Development, the World Bank and the Nordic Investment Bank, as well as with three UN specialized agencies that are active in its Member States: the United Nations High Commissioner for Refugees, the United Nations Children’s Fund and the United Nations Development Programme. These agreements are intended to favor the implementation of closer cooperation with these institutions.

Framework and Policies Underlying Activities

Objectives of the CEB

Established in 1956 in order to finance social programs for European refugees, the CEB’s scope of action has progressively broadened to include other objectives that contribute to strengthening social cohesion in Europe. These objectives are organized along “sectoral lines of action”, which are currently (i) “strengthening social integration”, which includes, among other things, social housing, aid to refugees and the creation and preservation of viable jobs, in particular in SMEs; (ii) “managing the environment”, which includes, among other things, environmental protection and assistance in case of natural disasters; and (iii) “supporting public infrastructure with a social vocation”, which includes initiatives in the sectors of health, education and vocational training, and infrastructure of administrative and judicial public services. For more detailed information on the Bank’s operations along its sectoral lines of action, see “Operations”.

Financing methods

The CEB operations primarily consist of providing financial assistance in the form of loans.

Loans granted by the CEB, which constitute the vast majority of the CEB’s activity, can take one of the following forms: (i) loans to Member States of the Bank; (ii) loans guaranteed by a Member State granted to any legal person approved by that Member State; and (iii) loans granted to any legal person approved by a Member State when the Administrative Council is satisfied that the loan requested is covered by adequate guarantees. Such loans may, under certain conditions, benefit from interest rate subsidies from an account known as the Selective Trust Account, which is described below.

In addition to granting loans, the Bank may also provide guarantees to financial institutions approved by a Member State for loans that further the Bank’s statutory purposes as set forth in the Articles, although in practice the Bank has only very rarely done so and such guarantees have accounted for only a small part of the Bank’s activity.

General project financing guidelines

General guidelines for CEB’s project financing activity are set out in the Development Plan, which sets forth similar orientations for the Bank’s activity to those pursued from 2005 to 2009. In addition, the Development Plan calls for a 15% increase in lending compared to the 2005-2009 period and increased financing of infrastructure projects with a social vocation.

The general guidelines contained in the Development Plan are translated into and set forth in CEB’s Overall Policy Framework for Loan and Project Financing (the “Policy”). According to the Policy, a CEB borrower may be a Member State, a central or local government entity, a financial institution or any other public or private entity. At the request of the CEB, a borrower’s commitments may be guaranteed by a third party. The guarantor may be a Member State, a government entity, a financial institution or any other public or private legal entity approved by the CEB.

The CEB’s share of the financing may represent up to 50% of the total eligible cost of the project. This share may be higher for projects relating to natural or ecological disasters or benefiting refugee populations, migrants and displaced persons. The CEB’s loan share may also be higher for projects implemented in the Bank’s “Target Group countries” in Central and South-Eastern Europe, including Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, the Czech Republic, Estonia, Georgia, Hungary, Latvia, Lithuania, Malta, Moldova, Montenegro, Poland, Romania, Serbia, the Slovak Republic, Slovenia, “the former Yugoslav Republic of Macedonia” and Turkey. The Bank aims to devote approximately 50% of its loan disbursements to the Target Group countries. The Development Plan calls for increased lending in favor of Target Group countries so that they represent up to 60% of total outstanding loans by 2014.

Costs eligible for CEB financing include those incurred in connection with surveys or studies; technical project supervision; acquisition and development of land; construction, renovation and modernization or purchase of buildings; installation of basic infrastructure; purchase of materials and equipment; training of staff; and certain contingent events. Financial costs or investments (such as debt repayment, refinancing, interest charges or acquisition of interest in the capital of an enterprise) are not eligible for CEB financing.

Where applicable, projects financed by the Bank may, upon proposal by the Governor, benefit from an interest rate subsidy or receive grants from the Selective Trust Account (“STA”). The STA is a special account set up in 1995 to provide interest rate subsidies and grants in eligible countries for projects that comply with the Bank’s objectives. Such projects must have a high social value. The STA is funded with allocations received from the Bank’s Member States through dividends allocated upon appropriation of the Bank’s profit. It may also be funded by voluntary contributions from the Bank’s Member States or the member states of the Council of Europe. Interest rate subsidies and grants from the STA are approved on a case-by-case basis by the Administrative Council. The STA is aimed at priority target groups such as refugees, displaced populations, migrants or populations affected by natural or ecological disasters, and vulnerable target groups such as populations living below the poverty threshold (defined as less than 60% of the national average income), abandoned children, children in vulnerable situations, persons with disabilities and ethnic minorities. For more information regarding the STA see Note I (“Selective Trust Account (STA)”) to the Bank’s audited financial statements.

Approval process for financing

Applications for project financing, which may in certain instances be prepared with the technical assistance of the Bank, are sent to the Secretary General of the Council of Europe and the Governor of the CEB. The application must be accompanied by a letter of transmittal from the Member State requesting financing, and, if the requesting Member State approves a project in favor of a third party country, the latter will be asked to send a letter of consent to the Secretariat of the Partial Agreement allowing the CEB to monitor the project in accordance with its procedures. Upon receipt of the letter(s) and the application, the Council of Europe evaluates the proposal and prepares an opinion as to the project’s conformity with the political and social aims of the Council of Europe. This opinion helps to ensure the coherence of CEB’s activities with the social goals of the Council of Europe. In parallel, the Governor of the Bank prepares a project presentation report concerning the technical and financial aspects of the project. The report describes the borrower and the project and contains the financial elements required to assess the credit risk linked to the borrower and, where applicable, to the guarantor. A qualitative evaluation of the credit risk and the risks linked to the project’s implementation is presented in the conclusion to the report. The Governor’s report and Council of Europe’s opinion are then examined by the Administrative Council that evaluates and approves each loan application according to eligibility criteria defined in the Policy. In addition, the Bank may attempt to reduce project processing costs by offering certain borrowers more flexibility in the conception and implementation of projects. The use of such “conditional financing instruments” requires that the CEB must have previously financed similar projects with the borrower in the country and sector concerned, and that these projects must have produced results deemed satisfactory by the Bank.

Project Monitoring

The Bank carries out technical and administrative monitoring of projects from approval to completion, including evaluation by the CEB’s independent Ex-Post Evaluation Department. Monitoring is intended to ensure that the project is carried out in accordance with the loan application approved by the Administrative Council when examining the project and with the agreements entered into between the parties.

In principle, an on-site project monitoring mission is organized by the CEB at least once in the project life cycle. In certain cases, external consultants may be called upon to assist in the monitoring. For each review, a mission report is prepared, the conclusions of which may be communicated to the borrower. The borrower is also required to provide monitoring reports at least once a year and prior to any disbursement, with the exception of the first tranche. This report is prepared by the borrower (or by the project manager, if applicable) using the standard tables attached as an appendix to the applicable framework loan agreement. The Bank prepares an Annual Monitoring Report that examines the results of the monitoring missions carried out in the course of the previous year, analyzes the project monitoring and completion reports provided by each borrower and makes proposals for improving project management. This Annual Monitoring Report is presented to the CEB’s Administrative Council. The Secretariat of the Partial Agreement also prepares an annual report on each project’s social impact. In addition, upon completion of a project, each borrower is required to submit a final report to the Bank presenting a review of the project’s results.

In addition, the Ex-Post Evaluation Department carries out independent ex-post evaluations of a sample number of operations (projects and programs) in line with international evaluation standards and practices in other international financial institutions, and submits resulting evaluation reports jointly with its Annual Activity Report through the Governor to the Administrative Council.

Strategic Review

In June 2007, the CEB launched a strategic review led by a Committee of Eminent Persons. The primary objective of the review was to make further improvements to the CEB’s overall functioning, governance and performance. The Committee of Eminent Persons completed its report in October 2008. The report made recommendations regarding the Bank’s mandate, governance, operational performance, relationship with the Council of Europe, financial framework, and co-operation with other international organizations. The CEB is currently reviewing these recommendations and considering possible implementation measures.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s actual capitalization and indebtedness as of December 31, 2009. It does not otherwise give effect to any transaction since that date. Since December 31, 2009, there has been no material change in the capitalization of CEB, except for the issuance of GBP 100 million (approximately €111 million based on the exchange rate at the time of issue) 2.5% Notes due 2013 issued under the Bank’s Euro MTN Programme in January 2010, the issuance of AUD 375 million (approximately €243 million based on the exchange rate at the time of issue) 5.75% Notes due 2014 issued under the Bank’s Australian MTN Programme in January and March 2010, the issuance of AUD 150 million (approximately €97 million based on the exchange rate at the time of issue) 5.875% Notes due 2015 issued under the Bank’s Euro MTN Programme in February 2010, the issuance of USD 1 billion (approximately €717 million based on the exchange rate at the time of issue) 2.75% Notes due 2015 issued on a registered basis in the United States in February 2010, the issuance of USD 50 million (approximately €37 million based on the exchange rate at the time of issue) 4.0% Notes due 2015 issued under the Bank’s Euro MTN Programme in March 2010, and the issuance of AUD 300 million (approximately €206 million based on the exchange rate at the time of issue) 5.625% Notes due 2015 issued under the Bank’s Australian MTN Programme in April 2010.

As of December 31, 2009
(in thousands of euros)
Short-term Debt[1]	2,221,553
Long-term Debt[2]	14,325,840

Equity
Capital[3]
Subscribed	3,303,450
Uncalled	(2,933,712)

Called	369,738
General Reserve[4]	1,585,587
Gains or losses recognized directly in equity	(103,602)
Net profit	107,049

Total Equity	1,958,772

Total Capitalization[5]	16,284,612

1

See “Financial Review—Balance Sheet—Funding”. Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.

2

See “Financial Review—Balance Sheet—Funding”. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.

3	See “Capital Structure—Subscribed, Called and Uncalled Capital”.
4	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves”.
5	Total capitalization consists of long-term debt and total equity.

CAPITAL STRUCTURE

Subscribed, Called and Uncalled Capital

Any European state (member or non-member state of the Council of Europe) may, in principle, become a Member State of the Bank. Each Member State of the Bank is required to subscribe to the Bank’s capital. The amount of capital required to be subscribed by the applicant as a percentage of total subscribed capital is equivalent to the applicant’s anticipated percentage contribution to the budget of the Partial Agreement on the CEB. This amount results from comparing the population and gross domestic product of the applicant country to those of all Members States combined, with the weighting given to gross domestic product being five times that given to population.

The Bank issues participating certificates, each with a nominal value of €1,000, to its Member States. The number of certificates to be held by each Member State is fixed by the Governing Board and represents that Member State’s subscribed capital. At any given time, however, each Member State is required to pay in only a portion of the subscribed capital represented by its certificates. The minimum percentage of subscribed capital to be paid in is fixed by the Governing Board: currently, it is fixed at 11.04%. Subscribed capital not paid in remains subject to capital calls by the Governing Board.

Although the Member States do not guarantee the CEB’s obligations, the Governing Board may make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including to repay the Bank’s indebtedness. Since the CEB’s inception, no such calls have been made. In addition, the Governing Board may decide to increase the Bank’s subscribed capital, in which case it sets forth the conditions of such increase, including the percentage of such increased subscribed capital to be paid in and the corresponding payment dates. Capital increases only become effective once the conditions set forth by the Governing Board for such increase have been satisfied (such as a minimum percentage of the capital increase being subscribed). Member States are not required to subscribe to capital increases.

The Bank has had five capital increases since 1956, the latest occurring in 1999 and becoming effective in 2001. In conjunction with the adoption of the Development Plan, the Bank has started a process of reflection on a possible capital increase.

Current capital allocation by Member State is presented in the table below:

CAPITAL ALLOCATION

Members	Subscribed capital	Called capital	Uncalled capital	Percentage (%) of Subscribed capital
	(in thousands of euros)
Germany	549,692	60,692	489,000	16.640
France	549,692	60,692	489,000	16.640
Italy	549,692	60,692	489,000	16.640
Spain	358,504	39,582	318,922	10.852
Turkey	233,077	25,733	207,344	7.056
Netherlands	119,338	13,177	106,161	3.613
Belgium	98,634	10,888	87,746	2.986
Greece	98,634	10,888	87,746	2.986
Portugal	83,538	9,223	74,315	2.529
Sweden	83,538	9,223	74,315	2.529
Poland	76,988	8,500	68,488	2.331
Switzerland	53,824	10,595	43,229	1.629
Denmark	53,823	5,944	47,879	1.629
Norway	41,889	4,625	37,264	1.268
Finland	41,889	4,625	37,264	1.268
Bulgaria	37,491	4,139	33,352	1.135
Romania	35,963	3,970	31,993	1.089

Members	Subscribed capital	Called capital	Uncalled capital	Percentage (%) of Subscribed capital
	(in thousands of euros)
Ireland	28,998	3,201	25,797	0.878
Hungary	26,884	2,968	23,916	0.814
Czech Republic	25,833	2,852	22,981	0.782
Luxembourg	20,849	2,302	18,547	0.631
Serbia	15,511	1,712	13,799	0.470
Croatia	12,831	1,417	11,414	0.388
Cyprus	11,934	1,317	10,617	0.361
Slovak Republic	11,380	1,257	10,123	0.344
Albania	8,034	887	7,147	0.243
Latvia	7,688	848	6,840	0.233
Estonia	7,637	843	6,794	0.231
“the former Yugoslav Republic of Macedonia”	7,637	843	6,794	0.231
Lithuania	7,556	834	6,722	0.229
Slovenia	7,380	815	6,565	0.223
Iceland	6,089	672	5,417	0.184
Malta	6,089	672	5,417	0.184
Georgia[1]	5,928	654	5,274	0.179
Bosnia and Herzegovina	5,816	642	5,174	0.176
Montenegro[2]	3,952	436	3,516	0.120
Moldova	3,294	364	2,930	0.100
San Marino	2,921	443	2,478	0.088
Liechtenstein	2,921	547	2,374	0.088
Holy See	82	24	58	0.002

Total	3,303,450	369,738	2,933,712	100.000

(1)	At December 31, 2009, €163,500 and €434,250 still had to be paid in for capital and reserves, respectively, corresponding to the last installment (out of four).
(2)	At December 31, 2009, €109,000 and €325,250 still had to be paid in for capital and reserves, respectively, corresponding to the last installment (out of four).

Reserves

The CEB’s general reserves are derived principally from the Bank’s profit. Acting upon annual recommendations of the Administrative Council and final resolutions of the Governing Board, the Bank has historically allocated substantially all of its profits towards reserves. In addition, reserves have increased as a result of the accession of new Member States, which are not only required to subscribe to the Bank’s capital and to contribute the amount required to be paid in, but also to contribute to the general reserves in proportion to their share in the capital.

OPERATIONS

Introduction

The CEB aims to contribute to the strengthening of social cohesion in Europe through long-term lending to governments, local and regional authorities, public and private financial institutions and other public and private legal entities approved by a Member State. The Bank’s activities have broadened and shifted since its founding in 1956, when its statutory priorities were to provide aid to refugees and migrants and support projects related to natural or ecological disasters. At various times over the course of its history, the CEB has focused on social housing, vocational training, territorial development, employment and infrastructure improvement. Today, the CEB’s projects and loans activity is structured around three “sectoral lines of action”, each consisting of sectors of action as follows:

•	“Strengthening social integration”, which includes:

•	aid to refugees, migrants and displaced persons;

•	social housing for low income persons;

•	creation and preservation of viable jobs (particularly through financing of SMEs); and

•	improvement in living conditions in urban and rural areas;

•	“Managing the environment”, which includes:

•	natural or ecological disasters;

•	protection of the environment; and

•	protection and rehabilitation of historic and cultural heritage;

•	“Supporting public infrastructure with a social vocation”, which includes:

•	health;

•	education and vocational training; and

•	infrastructure of administrative and judicial public services.

In organizing its diverse project and loan activity around sectoral lines of action, the Bank aims to present its activities in a clear manner and to demonstrate its commitment in favor of sustainable social development.

The shift in and expansion of the Bank’s social objectives have been accompanied by a changing geographic focus. When first formed, the Bank’s activities were primarily concentrated in Germany, France, Italy, Greece, Turkey and Cyprus. During the late 1970s and 1980s, the Bank’s geographical reach expanded to Southern Europe, in particular to Spain, Portugal, and Yugoslavia. The end of the Cold War prompted increased lending to Central and Eastern Europe. Today, the Bank’s resources are focused, although not exclusively, on Central and Southeastern Europe including Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, the Czech Republic, Estonia, Georgia, Hungary, Latvia, Lithuania, Malta, Moldova, Montenegro, Poland, Romania, Serbia, the Slovak Republic, Slovenia, “the former Yugoslav Republic of Macedonia” and Turkey, which are referred to as the Bank’s “Target Group countries”.

Overview of CEB’s Lending Activities

The tables below summarize the CEB’s lending activity in terms of project amounts approved and loans disbursed by sectoral line of action and by country of the borrower over the past two years. Because the Bank’s policies and procedures generally result in loans being approved and disbursed in different years, amounts approved and amounts disbursed in any given year do not necessarily relate to the same projects.

CEB PROJECT AMOUNTS APPROVED BY SECTORAL LINE OF ACTION(1)

	Years ended December 31,
	2008		2009
	(In thousands of euros, except percentages)
Sectoral line of action	Amounts	%	Amounts	%
Strengthening social integration	1,221,912	65.7	1,293,430	48.6
Managing the environment	322,592	17.3	395,492	14.8
Supporting public infrastructure with a social vocation	316,296	17.0	975,928	36.6

Total Projects Approved	1,860,800	100.0	2,664,850	100.0

(1)

The sector “Infrastructure of administrative and judicial public services” is included in the “Strengthening social integration” sectoral line of action following the adoption, on November 20, 2009, of CEB Administrative Council Resolution 1522 (2009). Total amounts approved have been restated for prior periods on a basis consistent with the new presentation.

CEB PROJECT AMOUNTS APPROVED BY COUNTRY OF BORROWER(1)

	Years ended December 31,
	2008			2009
	(In thousands of euros, except percentages)
Country	Amounts		%	Amounts		%
Albania	10,000		0.6	40,000		1.5
Belgium	—		—	100,000		3.7
Bosnia and Herzegovina	50,000		2.7	19,300		0.7
Bulgaria	30,000		1.6	15,000		0.6
Croatia	50,000		2.7	50,000		1.9
Cyprus	—		—	68,000		2.6
Czech Republic	—		—	50,000		1.9
Estonia	35,000		1.9	—		—
Finland	—		—	100,000		3.8
France	100,000		5.4	100,000		3.8
Germany	15,400	(2)	0.8	408,500	(3)	15.3
Hungary	259,000		13.9	190,000		7.1
Iceland	50,000		2.7	—		—
Ireland	110,000		5.9	100,000		3.7
Italy	200,000	(2)	10.7	—		—
Latvia	100,000		5.4	50,000		1.9
Lithuania	—		—	130,000		4.9
Moldova	14,000		0.8	—		—
Poland	395,400		21.2	275,600		10.3
Portugal	265,000		14.2	300,000		11.3
Slovenia	30,000		1.6	50,000		1.9
Spain	135,000		7.3	200,000		7.5
Sweden	—		—	100,000	(2)	3.7
“the former Yugoslav Republic of Macedonia”	12,000		0.6	48,350		1.8
Turkey	—		—	270,100		10.1

Total Projects Approved	1,860,800		100.0	2,664,850		100.0

(1)

Information presented regarding amounts approved reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in a Target Group country. Accordingly, the figures in the table provide information on the risk profile of Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

(2)	For projects approved in favor of the Target Group countries.
(3)	Including €28.5 million for projects approved in favor of Target Group countries.

CEB PROJECT AMOUNTS DISBURSED BY SECTORAL LINE OF ACTION(1)

	Years ended December 31,
	2008		2009
	(In thousands of euros, except percentages)
Sectoral line of action	Amounts	%	Amounts	%
Strengthening social integration	954,801	63.4	911,547	50.5
Managing the environment	254,303	16.9	484,049	26.8
Supporting public infrastructure with a social vocation	296,268	19.7	410,192	22.7

Total Amounts Disbursed	1,505,372	100.0	1,805,788	100.0

Total loans outstanding	12,423,248		12,198,303

(1)

The sector “Infrastructure of administrative and judicial public services” is included in the “Strengthening social integration” sectoral line of action following the adoption, on November 20, 2009, of CEB Administrative Council Resolution 1522 (2009). Total amounts disbursed have been restated for prior periods on a basis consistent with the new presentation.

CEB PROJECT AMOUNTS DISBURSED BY BORROWER COUNTRY(1)

	Years ended December 31,
	2008			2009
	(In thousands of euros, except percentages)
Country	Amounts		%	Amounts		%
Albania	15,409		1.0	21,828		1.2
Belgium	—		—	25,000		1.4
Bosnia and Herzegovina	68,542		4.6	3,395		0.2
Bulgaria	2,140		0.2	7,500		0.4
Croatia	38,300		2.6	54,010		3.0
Cyprus	64,000		4.3	102,949		5.7
Czech Republic	15,000		1.0	—		—
Finland	137,500		9.1	50,000		2.8
France	125,000		8.3	50,000		2.8
Germany	75,000	(2)	5.0	133,370	(3)	7.4
Hungary	161,600		10.7	324,863		18.0
Iceland	25,777		1.7	35,649		2.0
Ireland	19,770		1.3	55,100		3.0
Italy	116,000	(2)	7.7	151,100	(4)	8.3
Latvia	50,000		3.3	25,000		1.4
Lithuania	—		—	28,000		1.5
Moldova	3,203		0.2	2,810		0.2
Poland	90,252		6.0	303,394		16.8
Portugal	50,000		3.3	51,730		2.9
Romania	119,170		7.9	206,150		11.4
Serbia	25,222		1.7	9,900		0.5
Slovenia	35,000		2.3	36,000		2.0
Spain	88,700		5.9	52,332		2.9
Sweden	100,000	(2)	6.6	—		—

	Years ended December 31,
	2008		2009
	(In thousands of euros, except percentages)
Country	Amounts	%	Amounts	%
“the former Yugoslav Republic of Macedonia”	5,730	0.4	12,000	0.7
Turkey	74,057	4.9	63,708	3.5

Total Amounts Disbursed	1,505,372	100.0	1,805,788	100.0

(1)

Information presented regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in a Target Group country. Accordingly, the figures in the table provide information on the risk profile of Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

(2)	For projects approved in favor of the Target Group countries.
(3)	Including €33.8 million in favor of the Target Group countries.
(4)	Including €150 million in favor of the Target Group countries.

Sectoral Lines of Action

Strengthening Social Integration

The sectoral line of action “strengthening social integration” is composed of four sectors of action:

•

Aid to refugees, migrants and displaced persons. Projects in this sector consist of reconstruction and repair of reception facilities (such as reception centers, temporary and permanent social housing); preventive and curative medicine programs; education and vocational training programs; and the financing of technical infrastructure and basic amenities required in response to emergencies.

•

Housing for low income persons. Activities in this sector include providing adequate housing for low income persons in urban and rural areas; the construction of infrastructure such as water supply, collection and treatment of wastewater; the construction of accommodation for the elderly that enable medical treatment; or the renovation of student residences.

•

Creation and preservation of viable jobs. This sector aims to create and preserve jobs by facilitating access to credit for micro, small and medium-sized enterprises, as well as for entities exercising a craft activity or family businesses.

•

Improvement of living conditions in urban and rural areas. Projects in this sector include improvement of neighborhoods or cities lacking in infrastructure, including social and cultural amenities. In rural areas, the Bank finances projects located in regions characterized by low-population density and activities in sectors such as agriculture, forestry, aquaculture and fishing.

The table below presents projects approved and loans disbursed along each sector of action in the “strengthening social integration” sectoral line for each of the last two years. Percentages are of total funds approved or disbursed for all projects across all sectoral lines in a year, unless otherwise indicated.

STRENGTHENING SOCIAL INTEGRATION —

PROJECTS APPROVED AND AMOUNTS DISBURSED BY SECTOR(1)

	Years ended December 31,
	2008			2009
	(In thousands of euros, except percentages)
Sector	Amounts	%		Amounts	%
Projects Approved
Aid to refugees, migrants and displaced populations	—	—		27,000	1.0
Housing for low income persons	76,020	4.1		470,350	17.7
Creation and preservation of viable jobs	900,920	48.4		323,000	12.1
Improvement of living conditions in urban and rural areas	244,972	13.2		473,080	17.8

Total Projects Approved	1,221,912	65.7		1,293,430	48.6

Amounts Disbursed
Aid to refugees, migrants and displaced populations	2,050	0.1		19,550	1.1
Housing for low income persons	163,596	10.9		199,734	11.1
Creation and preservation of viable jobs	651,034	43.2		451,791	25.0
Improvement of living conditions in urban and rural areas	138,121	9.2		240,472	13.3

Total Amounts Disbursed	954,801	63.4		911,547	50.5

Amounts disbursed in favor of Target Group countries(2)	463,727	48.6	(3)	535,947	58.8	(3)

(1)

The sector “Infrastructure of administrative and judicial public services” is included in the “Strengthening social integration” sectoral line of action following the adoption, on November 20, 2009, of CEB Administrative Council Resolution 1522 (2009). Total amounts approved and disbursed have been restated for prior periods on a basis consistent with the new presentation.

(2)

Information presented regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in a Target Group country. Accordingly, the figures in the table provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

(3)	Percentages are of total amount disbursed in Target Group countries in a year for all projects in this sectoral line.

Managing the Environment

The sectoral line of action “managing the environment” is composed of three sectors of action:

•

Natural or ecological disasters. Projects in this sector consist in the reconstruction or rehabilitation of destroyed or damaged public structures and, more precisely, basic infrastructure facilities such as water supply, the treatment of wastewater and solid waste, electricity and gas supplies. Operational material and equipment for emergency operations can also be eligible for CEB financing. The CEB aims to assist in providing national and local authorities assistance in the reconstruction of the disaster-affected areas and to develop means for the prevention of natural or ecological disasters in particular floods, fires, avalanches, earthquakes and landslides.

•

Protection of the environment. Projects in this sector involve reduction and treatment of solid and liquid waste; clean-up and protection of surface and underground water; protection against noise; production of renewable energy and reduction of air pollution, excluding installations of an industrial nature; protection and development of biodiversity; and cleaner transport networks.

•

Protection and rehabilitation of historic and cultural heritage. Projects in this sector are aimed at the protection and the rehabilitation of elements of historic and cultural heritage classified as such by UNESCO or by the applicable Member State of the Bank.

The table below presents projects approved and loans disbursed in each sector of action along the “managing the environment” sectoral line for each of the last two years. Percentages are of total funds approved or disbursed for all projects across all sectoral lines in a year, unless otherwise indicated.

MANAGING THE ENVIRONMENT —

PROJECTS APPROVED AND AMOUNTS DISBURSED BY SECTOR

	Years ended December 31,
	2008			2009
	(In thousands of euros, except percentages)
Sector	Amounts	%		Amounts	%
Projects Approved
Natural or ecological disasters	34,000	1.8		2,696	0.1
Protection of the environment	276,804	14.9		389,796	14.6
Protection and rehabilitation of historic and cultural heritage	11,788	0.6		3,000	0.1

Total Projects Approved	322,592	17.3		395,492	14.8

Amounts Disbursed
Natural or ecological disasters	81,840	5.4		92,134	5.1
Protection of the environment	152,760	10.2		353,827	19.6
Protection and rehabilitation of historic and cultural heritage	19,703	1.3		38,088	2.1

Total Amounts Disbursed	254,303	16.9		484,049	26.8

Amounts disbursed in favor of Target Group countries(1)	199,131	78.3	(2)	415,320	85.8	(2)

(1)

Information presented regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in a Target Group country. Accordingly, the figures in the table provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

(2)	Percentages are of total amount disbursed in Target Group countries in a year for all projects in this sectoral line.

Supporting public infrastructure with a social vocation

The sectoral line of action “Supporting public infrastructure with a social vocation” is composed of three sectors of action:

•

Health. Financing of projects in the health sector involves the construction, renovation and modernization of health infrastructure such as hospitals, neighborhood healthcare centers (including those specialized in providing assistance to vulnerable target groups, such as populations living below the poverty threshold (defined as less than 60% of the national average income), abandoned children, children in vulnerable situations, persons with disabilities and ethnic minorities), university hospitals or centers specializing in healthcare for the elderly and the disabled.

•

Education and vocational training. Projects in this sector involve the financing of the construction and modernization of primary and secondary schools, university and vocational training infrastructure as well as the provision of teaching equipment. The CEB finances programs providing assistance in the training of specialized staff in the social and education sectors as well as professional retraining programs in declining economic sectors. Financing of vocational training is particularly focused on SMEs.

•

Infrastructure of administrative and judicial public services. Following the Third Council of Europe Summit (Warsaw, May 2005), the CEB introduced this new sector of action in 2006. It focuses on financing projects for the construction, rehabilitation or transformation of infrastructure or buildings intended for public services. These projects are designed to contribute to the improvement of the organization and functioning of the Member States’ administrative and judicial public services.

The table below presents projects approved and loans disbursed along each sector of action in the “supporting public infrastructure with a social vocation” sectoral line for each of the last two years. Percentages are of total funds approved or disbursed for all projects across all sectoral lines in a year, unless otherwise indicated.

SUPPORTING PUBLIC INFRASTRUCTURE WITH A SOCIAL VOCATION —

PROJECTS APPROVED AND AMOUNTS DISBURSED BY SECTOR(1)

	Years ended December 31,
	2008			2009
	(In thousands of euros, except percentages)
Sector	Amounts	%		Amounts	%
Projects Approved
Health	111,274	6.0		234,750	8.8
Education and vocational training	200,872	10.8		715,678	26.8
Infrastructure intended for administrative and judicial public services	4,150	0.2		25,500	1.0

Total Projects Approved	316,296	17.0		975,928	36.6

Amounts Disbursed
Health	90,915	6.0		164,184	9.1
Education and vocational training	175,589	11.7		240,681	13.3
Infrastructure intended for administrative and judicial public services	29,764	2.0		5,327	0.3

Total Amounts Disbursed	296,268	19.7		410,192	22.7

Amounts disbursed in favor of Target Group countries(2)	104,768	35.4	(3)	250,240	61.0	(3)

(1)

The sector “Infrastructure of administrative and judicial public services” is included in the “Strengthening social integration” sectoral line of action following the adoption, on November 20, 2009, of CEB Administrative Council Resolution 1522 (2009). Total amounts approved and disbursed have been restated for prior periods on a basis consistent with the new presentation.

(2)

Information presented regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in a Target Group country. Accordingly, the figures in the table provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

(3)	Percentages are of total amount disbursed in Target Group countries in a year for all projects in this sectoral line.

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 has been derived from the CEB’s audited financial statements for those periods. The financial statements as of and for the year ended December 31, 2009 were audited by Deloitte & Associés, Paris. The audit was conducted in accordance with International Standards on Auditing as issued by the International Federation of Accountants. The financial statements as of and for the years ended December 31, 2008, 2007, 2006 and 2005 were audited by the Bank’s previous independent auditor.

The CEB’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“IFRS-EU”). IFRS-EU differ in certain respects from the IFRS as published by the International Accounting Standards Board. The selected financial information should be read in conjunction with the Bank’s audited financial statements and notes thereto and with the section entitled “Financial Review” in this prospectus.

	Year ended December 31,
	2005	2006	2007	2008	2009
	(In thousands of euros, except ratios)
Selected Profit and Loss Account Data
Interest and similar income[1]	414,143	556,921	762,972	901,998	406,098
Interest expenses and similar charges	(300,026)	(441,517)	(645,796)	(778,866)	(264,617)

Interest margin[1]	114,117	115,404	117,176	123,132	141,481

Net gains or losses from financial instruments at fair value through profit or loss[1,2]	1,576	1,989	5,509	4,665	(1,225)
Net gains or losses from available-for-sale financial assets	143	104	675	(626)	183
Commissions and other net expenses[3]	28	24	(498)	(914)	(1,573)

Net banking income	115,864	117,521	122,862	126,257	138,866

General operating expenses[3]	(25,630)	(27,841)	(27,984)	(27,898)	(29,081)
Net depreciation and amortisation charges of fixed assets	(1,695)	(1,591)	(1,605)	(1,623)	(1,823)

Gross operating income	88,539	88,089	93,273	96,736	107,962

Cost of risk	—	—	—	(909)	(913)

Net profit	88,539	88,089	93,273	95,827	107,049

	As of December 31,
	2005	2006	2007	2008	2009
	(In thousands of euros, except ratios)
Selected Balance Sheet Information
Assets
Cash in hand, balances with central banks	65	47	185,983	194,275	386,883
Financial assets at fair value through profit or loss[2]	384,778	158,217	182,180	289,582	314,346
Hedging derivatives	868,587	815,775	1,003,008	1,693,822	1,295,361
Available-for-sale financial assets	1,168,179	2,049,204	2,262,071	2,628,227	4,965,778
Loans to credit institutions and to customers[4]	11,713,728	12,101,562	12,114,377	12,601,277	12,326,370
Advances to credit institutions and to customers[5]	1,734,690	1,151,572	746,850	1,979,204	1,281,996
Financial assets held to maturity	1,750,402	1,901,241	1,969,611	1,975,983	2,123,226
Other assets	54,415	54,852	44,865	40,670	36,620

Total assets	17,674,844	18,232,470	18,508,945	21,403,040	22,730,580

Liabilities
Financial liabilities at fair value through profit or loss[2]	1,278,289	2,039,517	2,761,104	2,515,544	2,312,949
Debt securities in issue	13,724,837	13,620,468	13,263,780	16,171,014	17,680,780
Other liabilities[6]	978,486	799,690	658,376	931,753	778,079

Total liabilities	15,981,612	16,459,675	16,683,260	19,618,311	20,771,808

Total equity	1,693,232	1,772,795	1,825,685	1,784,729	1,958,772

Selected Operating Data
Loans outstanding at period end[7]	11,482,755	11,965,249	12,007,330	12,423,248	12,198,303

	As of December 31,
	2005	2006	2007	2008	2009
	(In thousands of euros, except ratios)
Selected Balance Sheet Information
Loans disbursed during the period	1,558,535	1,640,206	1,589,709	1,505,372	1,805,788

Selected Ratios[8]
Cost-to-income ratio[9]	23.6%	25.0%	24.1%	23.4%	22.3%
Capital adequacy ratio	17.0%	14.9%	13.5%	20.4%	20.3%
Risk asset coverage ratio	21.8%	19.1%	18.3%	33.1%	40.5%
Indebtedness ratio	3.11	3.24	3.20	3.66	3.80
Portfolio ratio	0.99	1.06	1.08	1.45	1.79
Strengthened liquidity ratio	75.8%	108.1%	95.1%	103.7%	102.2%

(1)

As of January 1, 2009, the Bank’s net interest related to foreign exchange swaps is classified under “Loans and advances to credit institutions and to customers” (and, as a result, “Interest margin”), while it was previously recorded under “Net gains or losses from financial instruments at fair value through profit or loss”. Consequently, the line items “Loans and advances to credit institutions and to customers” and “Net gains or losses from financial instruments at fair value through profit or loss” in the audited financial statements for the year ended December 31, 2008 have been restated on a basis consistent with the new presentation. Similarly, the line items “Interest and similar income”, “Interest margin” and “Net gains or losses from financial instruments at fair value through profit or loss” in the table above have been restated for the year ended December 31, 2008. The restatement resulted in a decrease of approximately €5 million in “Net gains or losses from financial instruments at fair value through profit or loss” and a corresponding increase of the same amount in “Loans and advances to credit institutions and to customers” in the audited financial statements for the year ended December 31, 2008. Figures for prior periods have not been restated.

(2)

Derivatives are by default considered to be transaction instruments, except if they can qualify as hedging instruments. They are recorded in the balance sheet under the line item “Financial assets at fair value through profit or loss” in cases of positive market value and under “Financial liabilities at fair value through profit or loss” when the market value is negative. Profit or losses are recorded in the profit and loss account under the line item “Net gains or losses from financial instruments at fair value through profit or loss”.

(3)

As of January 1, 2009, the Bank’s expenses relating to debt securities (rating, consulting, audit and legal) are classified under “Net banking income”, while they were previously recorded as general operating expenses. The line items “General operating expenses” and “Commissions and other net expenses” have been restated for the year ended December 31, 2008 on a basis consistent with the new presentation. The restatement resulted in a decrease in “General operating expenses” of approximately €0.5 million and a decrease of the same amount in “Net banking income” in the audited financial statements for the year ended December 31, 2008. Figures for prior periods have not been restated.

(4)

Loans to credit institutions and to customers consist of non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and that the Bank does not intend to sell immediately or in the short term.

(5)

Advances to credit institutions and to customers consist of amounts in correspondent accounts and in money-market instruments. The CEB’s correspondent accounts consist of accounts with other banks, except central banks, that allow it to receive or to make payments or to handle other financial transactions related to its operations.

(6)	Includes hedging derivatives, amounts owed to credit institutions and to customers, amounts in the Selective Trust Account, provisions and other liabilities.
(7)	Loans outstanding exclude accrued interest, IFRS fair value adjustments and loans depreciation. The amount of loans depreciation is immaterial as of December 31, 2009.
(8)

These ratios are internal to the Bank’s risk management policy framework, may not correspond to similar ratios used by other international financial institutions and are not required by statute, regulation or otherwise. The CEB is not subject to regulatory oversight by its Member States, to the Basel Committee Recommendations or to European Union Directives. See “Risk Management—Prudential Framework” for a description of these ratios and their use by CEB.

(9)

The “cost-to-income ratio” equals general operating expenses (including net depreciation and amortization charges of fixed assets) divided by net banking income. Consistent with information provided in footnote 3 above, this ratio has also been restated at the end of 2008.

FINANCIAL REVIEW

The following discussion should be read in conjunction with the CEB’s audited financial statements and notes thereto in Exhibit 2 of this annual report on Form 18-K.

Overview

As a development bank with a social vocation, the CEB does not operate with the objective of maximizing profit. The Bank makes every effort to obtain funds in the international capital markets on the best possible terms and to pass these advantages on to beneficiaries minus an intermediation margin to cover the Bank’s risk and general operating expenses. The CEB’s net banking income essentially derives from interest margin (see “—Results of Operations” below). When such a profit is earned, the Bank’s policy is to allocate substantially all towards general reserves, which may then be used to support increased lending activity.

Despite recovery in equity markets and credit spreads in the latter half of the year, 2009 continued to be marked by a global financial and economic crisis that started in 2007. High unemployment and unprecedented public deficits continued to hamper growth in the United States and Europe. In 2008 and 2009, the Bank took steps to increase its liquidity reserves in response to these market conditions. Liquidity reserves consist principally of cash-in-hand, balances with central banks, available-for-sale financial assets and advances to credit institutions and customers. The sum of these items grew by 38.2% from €4.8 billion at the end of 2008 to €6.6 billion at December 31, 2009.

In 2009, the Bank’s outstanding loans (including accrued interest and IFRS fair value adjustments) decreased by 2.2% from €12.6 billion at December 31, 2008 to €12.3 billion at December 31, 2009. Outstanding debt used to support these operations increased by 9.3% in 2009 to €17.7 billion after having increased by 21.9% in 2008 to €16.2 billion. After the recording of a risk cost charge of €0.9 million in each of 2009 and 2008 relating to an Icelandic counterparty, the Bank’s net profit in 2009 grew by 11.7% to €107.0 million after growing by 2.7% in 2008 to €95.8 million. General reserves (after allocation of the Bank’s profit) also grew by 6.4% in 2009 to €1.7 billion after growing by 6.4% in 2008 to €1.6 billion. Equity increased by 9.8%, to €2.0 billion, primarily as a result of increased profit and changes in value of available-for-sale financial assets recognized directly in equity.

Results of Operations

Interest income

Interest income includes interest received on available-for-sale financial assets, financial assets held to maturity and loans and advances to credit institutions and customers. Interest income decreased by €495.9 million in 2009 to €406.1 million compared to €902.0 million in 2008 principally as a result of decreasing reference rates in the financial markets.

As of January 1, 2009, the Bank’s net interest related to foreign exchange swaps is classified under “Loans and advances to credit institutions and to customers” (and, as a result, “Interest margin”), while it was previously recorded under “Net gains or losses from financial instruments at fair value through profit or loss”. Consequently, the line items “Loans and advances to credit institutions and to customers” and “Net gains or losses from financial instruments at fair value through profit or loss” in the audited financial statements for the year ended December 31, 2008 have been restated on a basis consistent with the new presentation. This reclassification increased the line item “Loans and advances to credit institutions and to customers” and decreased the line item “Net gains or losses from financial instruments at fair value through profit or loss” by €5.2 million in 2008.

Interest expense

Interest expense includes interest on outstanding debt securities in issue, amounts owed to credit institutions and customers and other interest expenses and similar charges. Interest expense decreased by €514.2 million in 2009 to €264.6 million compared to €778.9 million in 2008 principally as a result of decreasing reference rates in the financial markets.

Interest margin

Net interest margin increased by €18.3 million (approximately 14.9%) in 2009 to €141.5 million from €123.1 million in 2008. This increase resulted mainly from higher contributions from the larger portfolio of available-for-sale financial assets, differences in interest reset dates on assets and liabilities, slightly higher margins on the loan portfolio, and the fact that the Bank’s equity is invested mainly in fixed rate securities held to maturity, with respect to which interest income was not affected by the decline in market interest rates.

Net gains or losses from financial instruments at fair value through profit or loss

Net gains or losses from financial instruments at fair value through profit and loss decreased by approximately €5.9 million to €(1.2) million in 2009 compared to €4.7 million in 2008, mainly as a result of the valuation of financial instruments.

As of January 1, 2009, the Bank’s net interest related to foreign exchange swaps is classified under “Loans and advances to credit institutions and to customers” (and, as a result, “Interest margin”), while it was previously recorded under “Net gains or losses from financial instruments at fair value through profit or loss”. See “—Interest income” above.

General operating expenses

General operating expenses increased by €1.2 million to €29.1 million for the year ended December 31, 2009 compared to €27.9 million for the year ended December 31, 2008. As of January 1, 2009, the Bank’s expenses relating to debt securities (rating, consulting, audit and legal) are classified under “Net banking income”, while they were previously recorded as general operating expenses. The line items “General operating expenses” and “Commissions and other net expenses” were restated for the year ended December 31, 2008 on a basis consistent with the new presentation. Figures for prior periods have not been restated.

The increase is mainly due to a rising number of staff members (150 permanent staff members at the end of 2009 compared to 142 at the end of 2008). In spite of this increase, the cost-to-income ratio (general operating expenses divided by net banking income) decreased to 22.3% for the year ended December 31, 2009, compared to 23.4% for the year ended December 31, 2008, as a result of an increase in net banking income.

Cost of risk

The Bank recorded a provision for receivables held with respect to an Icelandic counterparty. The provision amounted to €0.9 million in each of 2008 and 2009. As the counterparty failed to meet its commitments on capital and interest, 100% of the receivable (or €1.8 million) was provisioned at December 31, 2009.

Balance Sheet

Overview

As of December 31, 2009, total assets amounted to €22,731 million compared to €21,403 million as of December 31, 2008, which represented an increase of 6.2%. The growth in total assets is in part attributable to a 38.2% increase in the volume of liquidity following a management decision to increase liquidity reserves in the context of the financial crisis. The Bank has not recorded any impairment at the end of 2009 except for the default of an Icelandic counterparty as discussed under “Results of Operations—Cost of risk” above.

As of December 31, 2009, total liabilities amounted to €20,772 million compared to €19,618 million as of December 31, 2008, which represents an increase of 5.9%. Total liabilities rose largely as a result of a €1,510 million, or 9.3%, increase in debt securities at year-end 2009 compared to year-end 2008. As of December 31, 2009, new debt issuances with maturities of at least one year amounted to €2,485 million (see “—Funding”), while repayments totaled €508 million. Financial liabilities at fair value through profit or loss decreased by €203 million at December 31, 2009 compared to December 31, 2008.

Equity totaled €1,959 million, an increase of 9.8% compared to 2008. This increase resulted from the Bank’s profits (€107.0 million in 2009), as well as improvement in market value of available-for-sale financial assets (€67.0 million) that was directly recognized in equity. As a result, the corresponding provision for unrealized losses decreased from €170.6 million at the end of 2008 to €103.6 million at the end of 2009.

Securities Portfolio

The total value of the Bank’s securities portfolios, composed of available-for-sale financial assets and financial assets held to maturity, increased by €2,485 million to €7,089 million at December 31, 2009.

The available-for-sale financial assets consist of securities with maturities of up to 15 years. In order to limit exposure to interest rate risk, securities with maturities greater than one year are typically floating-rate, through asset swaps where applicable. Such securities must have an AA or Aa2 rating and their total nominal amount is capped at €2 billion. See “Risk Management—Market Risk—Interest rate risk”. Short-term instruments (maturities less than one year) include Euro Commercial Paper as an alternative to bank deposits. The prerequisite minimum rating for short-term instruments is A-1 or P-1. See “Risk Management—Credit Risk”. In practice, the CEB implements an annual purchasing program corresponding to the reinvestment of securities which have reached maturity. As of December 31, 2009, the total balance sheet value of securities in the available-for-sale financial assets portfolio (including short-term instruments and instruments with maturities of up to 15 years) stood at €4,966 million (including interest receivable thereon), compared to €2,628 million as of December 31, 2008. The increase of approximately €2,338 million over 2009 is mainly due to the use of short-term investment instruments as an investment alternative to bank deposits.

The financial assets held to maturity consist of euro-denominated plain vanilla fixed-rate bonds with a maximum maturity of 30 years. To be eligible for this portfolio, securities must have a minimum rating of AA or Aa2. See “Risk Management—Credit Risk”. The size of the portfolio of financial assets held to maturity is limited to the amount of equity available (paid-in capital and reserves) plus the Selective Trust Account and provisions for post employment staff benefits. The strategic objective is for these resources to be remunerated by a satisfactory long-term return. This portfolio is accounted for at amortized cost. The securities contained in it can be neither exchanged nor sold, except under exceptional circumstances. As of December 31, 2009, the total balance sheet value, including interest thereon, of the financial assets held to maturity portfolio stood at €2,123 million, compared to €1,976 million as of December 31, 2008. The increase in the portfolio of financial assets held to maturity over 2009 is principally due to the reinvestment of such assets that had arrived at maturity, as well as an increase in equity as a result of the incorporation of 2008 profits into reserves.

Funding

Within the framework of the annual borrowing authorization set by the Administrative Council, the CEB makes issues in the international capital markets to fund its operations. These borrowings may take the form of one-off stand-alone issuances or may be conducted in the context of debt issuance programs, such as CEB’s Euro-Commercial Paper Programme, Euro-MTN Programme, Australian MTN Programme (Kangaroo) or U.S. debt shelf.

In 2009, the Bank borrowed a total amount of €2.4 billion consisting of 17 funding operations (including six re-openings of existing issues) with maturities of one year or more. This amount was lower than the funding volume in 2008 (equivalent to €3.3 billion as of the respective issue dates, consisting of 15 funding operations including seven re-openings of existing issues). The funds helped cover lending needs and repayment of maturing debt. These funding needs are in part determined by the volume of the Bank’s stock of projects awaiting financing, as discussed further below under “—Financing commitments and stock of projects awaiting financing”.

The volume of funding raised enabled the Bank to maintain a liquidity level in accordance with the rules set by the Administrative Council. In accordance with the prudential liquidity policy, the CEB’s reinforced liquidity ratio states that at least 50% of projected cash requirements for the next three years should be available in liquidity. These projected requirements include the funding of approved projects and additional liquidity requirements covering the risk of default over three years. See “Risk Management—Liquidity Risk”.

To ensure constant access to the resources needed to fund its activities, the Bank combines benchmark operations in major currencies that can target both narrow and broad ranges of investors. In 2009, 31% of funds were raised in Australian dollars (compared to 9.2% in 2008), 28% in British pounds sterling (compared to 11.9% in 2008), 17% in Swiss francs (compared to 3.3% in 2008), 16% in Hong Kong dollars (compared to 0% in 2008), 5% in U.S. dollars (compared to 66.5% in 2008), and 3% in New Zealand dollars (compared to 8.2% in 2008).

The absence of benchmark transactions denominated in U.S. dollars in 2009 compared to 2008 can be explained by the Bank’s focus on short maturities for an important part of the year. As of December 31, 2009, the CEB had a benchmark curve in U.S. dollar, under its Euro-MTN Programme, of 12 separate issues, with sizes between $1 billion and $2.2 billion, arriving to maturity in seven different years.

All the funding operations completed in the years ended December 31, 2009 and 2008 were associated with hedge swaps which eliminated both the interest rate risk and the foreign exchange risk. After such swaps, the borrowed resources were converted into euros. See “Risk Management—Credit Risk—Derivatives”. The average maturity of the issues launched in 2009 and 2008 was five years. 96% of issues launched in 2009 had a final maturity of four years or more compared to 39% of issues launched in 2008.

As of December 31, 2009, outstanding debt securities, including interest payable thereon and value adjustment of debt securities hedged by derivatives, stood at €17.7 billion compared to €16.2 billion at December 31, 2008. In 2009, the Bank repurchased €76 million of its own debt (compared to €111 million in 2008) and made early repayments totaling €8 million (compared to €7 million in 2008). The breakdown of debt by maturity, taking into account these operations and new issues launched, at December 31, 2009, is shown in the diagram below.

Financing commitments and stock of projects awaiting financing

In connection with its lending activities, the Bank enters into project financing commitments to be disbursed in the near future.

Financing commitments consist of amounts which remain to be disbursed for projects with respect to which either a framework loan agreement has been signed or at least one disbursement has been released. Stock of projects awaiting financing consists of financing commitments plus any amounts in respect of projects that have been approved but for which the Bank has yet to enter into a financial commitment. For additional information on financing commitments see “Risk Management—Credit Risk—Financing Commitments” and “—Off-Balance Sheet Arrangements”.

At December 31, 2009, the Bank had approximately €3.6 billion in financing commitments to be paid out compared to approximately €3.4 billion at December 31, 2008. The overall stability of this item is attributable to the fact that new commitments signed in comparable periods were offset by disbursements and cancellations. Cancellations can either be partial or concern the total loan amount and may be requested either by the borrower or by the Bank if the borrower fails to meet its contractual obligations towards the CEB. However, with respect to the development of financing commitments, the offsetting effect of cancellations was only slight compared to that of disbursements. The stock of projects awaiting financing for Target Group countries rose significantly in recent years, from approximately €1.8 billion at year-end 2004 to approximately €3.3 billion at December 31, 2009. This increase is due to the Bank’s policy of increasing lending to Target Group countries as well as the slower disbursement rate for these projects.

The table below presents information on the CEB’s stock of projects awaiting financing (including financing commitments) at year-end 2009 and 2008.

	As of December 31,
	2008	2009
	(in thousands of euros)
Stock of projects awaiting financing[1]	4,459,229	4,931,483
of which
Financing Commitments	3,402,307	3,555,748

For Target Group countries	3,151,526	2,912,972

(1)

In addition, the Bank guaranteed loans granted by a financial institution for an amount of € 0.2million in 2009 and €0.4million in 2008. These guarantees were offset by a counter-guarantee received from a Member State for an identical amount.

Information presented in the above table reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in a Target Group country. Accordingly, the figures in the table provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

Events after December 31, 2009

On December 7, 2009, the Spanish Supreme Court rendered a judgment in a case between the Bank and one of its paying agents. The paying agent was ordered to pay CEB €16.2 million for the non-performance of its contractual obligations plus interest accruing from the date of the decision, as well as the expenses of the first lower court proceedings. The execution of the judgment is under way and €16.3 million was paid to the CEB on February 19, 2010.

RISK MANAGEMENT

The CEB’s risk management is conducted by a number of bodies that analyze the Bank’s risk along credit, market, liquidity and operational lines. Risk analysis is also conducted in accordance with the guidelines of the Bank’s Prudential Framework.

Key Risk Responsibilities

As discussed further below, the CEB’s integrated risk management function is independent from the Bank’s operational activities and monitors principally credit risk, market risk, liquidity risk and operational risk.

As a supranational financial institution, the CEB is not subject to its Member States’ regulatory ratios, the Basel Committee Recommendations or to European Union Directives. However, the Bank’s risk management and control policy and due diligence procedures are guided by these elements in addition to the banking profession’s best practices as implemented by international financial institutions and “Know Your Customer” (KYC) programs.

The CEB’s Prudential Framework, which is organized around several ratios discussed below under “—Prudential Framework”, enables the Risk Management Department, Assets and Liabilities Management Department and Organisation Department (together, the “Dedicated Departments”) to determine if the Bank’s activities and operations are conducted in accordance with risk management guidelines established by the Bank’s management. The Dedicated Departments calculate the ratios on a monthly basis (or more frequently if requested or otherwise required) and transmit their findings to the “Decision-making committees”, which include the Risk Committee, ALM Committee and Financial Committee. The Decision-making committees in turn use these ratios to approve the Bank’s lending and borrowing operations, which are required to comply with the ratios of the Prudential Framework. The Dedicated Departments and Decision-making committees are discussed below under “—Key Risk Responsibilities—Dedicated Departments” and “—Key Risk Responsibilities—Decision-making committees”.

Dedicated Departments

Three departments within the Bank monitor the CEB’s risk profile on a regular basis. These departments in turn report their conclusions to several committees chaired by the Governor discussed under “—Decision-making committees” below.

•

Risk Management Department. Within the Central Directorate for Information Systems and Control, the Risk Management Department (the “Department”) identifies, assesses and manages all credit risks arising from the Bank’s loan activities, treasury operations and derivatives. The Department analyzes each operation taking into account the counterparty’s creditworthiness, outstanding transactions and country risk. It assigns internal ratings to all counterparties and transactions on the basis of internal models. These internal ratings are largely based on due diligence conducted by the Department and by the ratings of the international rating agencies, when available. It proposes credit enhancement if needed. In addition, the Department regularly follows up the implementation of risk policies (loans, securities, derivatives) and monitors the Bank’s large exposure as discussed below. A risk management report analyzing credit, market and operational risk is sent by the Department to the members of the Administrative Council each quarter. The Chief Risk Officer in charge of the Risk Management Department reports directly to the Governor.

•

Asset and Liabilities Management (ALM) Department. Within the Financial Directorate, the ALM Department monitors liquidity risk and market risk (consisting of interest rate risk and currency risk). Using a number of stress tests, the ALM Department analyses various scenarios of interest rate variations and their impact on the Bank’s profitability. It presents the projected liquidity situation based on various borrower default assumptions. Where applicable, the ALM Department reports actual or foreseeable cases of limits being exceeded and proposes recommendations to the ALM Committee so as to reduce the identified risks.

•

Organisation Department. Within the Central Directorate for Information Systems and Control, the Organisation Department is responsible for protecting the Bank from operational risks. The Department implements CEB’s operational risk policy and, to this end, maps all processes and associated operational risks. Among other functions, it identifies all the events that could result in operating losses, manages the business continuity plan (updates, tests with transfer to the back-up site), manages the Bank’s filing system, reviews the internal procedures for all the activities that present operational risks, and provides training courses to the Bank’s staff during the year to heighten awareness of security issues.

In addition, the CEB is monitored by a Compliance Department and an Inspectorate General.

•

Compliance Department. The CEB created a compliance function in February 2008 in order to limit its exposure to the risk of legal, administrative or regulatory sanctions, material financial loss or reputational damage. The compliance function is responsible for procedures that are designed to enforce the highest standards of good governance and ethics and to prevent the Bank from being used for money-laundering and the financing of terrorism or from implication in other matters that might damage the CEB’s reputation. Furthermore the compliance function has also a priority focus on the fight against fraud and corruption, not only with regard to the projects financed by the CEB, but also to its purchases of goods and services. To achieve these goals, the Bank has appointed a Chief Compliance Officer, who reports to the different organs of the Bank.

•

Inspectorate General. To strengthen its control framework, the CEB has established an Inspectorate General which is headed by the Inspector General and which provides independent, objective assurance of an effective internal control system. It is structured around two basic control pillars to deliver up-to-date, expert management assurance: the Internal Audit Department and the Information Systems Security Control department. The Internal Audit Department carries out periodic independent inspections of the CEB’s activities to ensure systematic compliance with policies and operating procedures. The Information Systems Security Control department performs independent continuous reviews of the execution of stipulated management controls in IT-systems operations and also provides technical expertise to the Internal Audit Department on demand. The responsibilities of the Inspectorate General are performed independently from the CEB’s business and operational activities and in line with best banking practices and internationally acknowledged audit and industry standards.

Decision-making committees

The Governor has established several Decision-making committees which are responsible for developing and monitoring risk management policies in their specified areas. The Governor (or in his absence, one of the Vice-Governors) chairs all of these committees.

•

The Risk Committee meets weekly, and once a quarter extends its focus to operational risk issues. Risk decisions are made weekly by the Risk Committee following the analyses and recommendations prepared by the Risk Department.

•	The ALM Committee decides on assets and liabilities management strategy.

•

The Financial Committee examines all aspects of the Bank’s financial activity (cash management, debts, contracts, liquidity). It meets weekly, and once a quarter extends its focus to examine the funding strategy and pricing policy.

Prudential Framework

In 2004, the Bank reviewed and strengthened its prudential framework (the “Prudential Framework”) organized around several ratios discussed below. The Prudential Framework was approved by the CEB’s Administrative Council in June 2004 and took effect as of January 1, 2005. The Prudential Framework is internal to the Bank: as an international financial institution, the CEB is not subject to regulatory oversight by its Member States, the Basel Committee Recommendations or European Union Directives. Accordingly, the ratios are not required by statute, regulation or otherwise and may not correspond to similar ratios used by other international financial institutions.

Although the CEB follows the Basel Committee Recommendations on the Basel II framework, the Prudential Framework is organized around the Bank’s own ratios. In connection with the implementation of the Prudential Framework, the Bank introduced a Capital Adequacy Ratio, which is inspired by the Basel Committee Recommendations but differs from the Basel II capital adequacy ratio. The Bank does not thus far report a Basel II capital adequacy ratio like certain other financial institutions. In addition, a new Risk Asset Coverage Ratio was included in connection with the adoption of the Prudential Framework, and the Liquidity Ratio was reinforced. These three ratios are designed to (i) restrict the default risk on the loan portfolio to available own funds and to link capital to the estimated risk incurred by the Bank; (ii) limit below investment-grade outstanding loans and hence the CEB’s exposure to the most significant risks; and (iii) provide for the additional strengthening of the Bank’s liquidity ratio.

The prudential ratios function as “early warning indicators”. Any variation from one period to another is analyzed by the Dedicated Departments and reported to the Decision-making committees. If one or several ratios deteriorate, the Dedicated Departments analyze the reasons and identify underlying factors. The result of such analysis is presented to the Decision-making committees, which may propose remedial action to the Bank’s General Management Committee.

Capital Adequacy Ratio

The objective of this ratio is to show that the level of capital is sufficient to absorb potential losses relating to the lending activity. It results from dividing (i) the Bank’s Risk Weighted Loan Portfolio ((capital + interest) times default probability) by (ii) the Bank’s Usable Capital (total of paid-in capital, reserves, gains or losses recognized directly in equity). Risk weightings are determined on the basis of Basel II framework standards.

The limit of the Capital Adequacy Ratio is fixed at 100%. Between December 31, 2009 and December 31, 2008, this ratio remained relatively stable (20.3% compared to 20.4%).

Risk Asset Coverage Ratio

This ratio is an additional limit to the increase of its share of the loan portfolio rated below investment grade. It results from dividing the Bank’s (i) Loan Portfolio rated below investment grade by (ii) Sound Capital (paid-in capital and reserves, gains or losses recognized directly in equity, uncalled capital (AAA/AA)).

The limit is fixed at 66% or currently €2.8 billion. As of December 31, 2009, this ratio stood at 40.5% compared to 33.1% as of December 31, 2008. This increase compared to the end of 2008 is due to the rating downgrades of Latvia, as well as Hungarian and Icelandic counterparties.

Indebtedness Ratio

This ratio results from dividing total debt after swap by total equity (subscribed capital, paid-in reserves, gains or losses recognized directly in equity, profit for the year). The authorized limit of the indebtedness ratio is 4.

This ratio increased from 3.66 as of December 31, 2008 (92% of authorized limit) to 3.80 as of December 31, 2009 (95% of authorized limit). This is a consequence of the Bank’s decision to increase liquidity as a result of the financial crisis.

Portfolio Ratio

This ratio results from dividing (i) treasury operations after swap by (ii) total equity (subscribed capital, paid-in reserves, gains or losses recognized directly in equity, profit for the year). Treasury operations are composed of (i) outstanding financial assets held to maturity and available-for-sale financial assets and (ii) financial transactions not represented by a security (deposits, repurchase agreements). The limit of the portfolio ratio is currently fixed at 2.

As of December 31, 2009, the ratio stood at 1.79, compared to 1.45 at year-end 2008. This increase is a consequence of the Bank’s decision to increase liquidity as a result of the financial crisis.

Strengthened Liquidity Ratio

The Bank’s liquidity must comply with an internal “Strengthened Liquidity ratio”. This ratio results from dividing (i) the Bank’s available liquidity (bank deposits, available-for-sale financial assets with a residual maturity of less than 18 months) by (ii) the net liquidity requirements (stock of projects awaiting financing, three-year net cash flow including the additional liquidity requirement to account for counterparty risk of default for the same three-year period). At the end of each fiscal year, the Bank’s liquidity must not be less than 50% of net liquidity requirements for the next three years. As of December 31, 2009, the strengthened liquidity ratio stood at 102.2%, compared to 103.7% as of December 31, 2008. The stability of this ratio is due to relatively constant liquidity needs resulting from scheduled reimbursements of outstanding debt securities to be made in the next few years.

Credit Risk

Overview of credit risk evaluation process

Credit risk is the risk of financial loss to the Bank that may occur if a counterparty fails to meet its contractual obligations; it arises chiefly from lending and treasury activities. With respect to both types of activities, the Bank assesses all its counterparties for creditworthiness and assigns a maximum exposure limit. Treasury transactions are conducted in accordance with a financial investment policy approved by the Administrative Council. As for loans, once a project is identified by the Directorate General for Loans, the Risk Management Department assesses the transaction and determines an internal rating as discussed below. Then, the Risk Committee approves, modifies or refuses the proposed limits. Finally, the Administrative Council examines each loan project.

In line with the best banking practices, the Risk Management Department assigns an internal rating to all counterparties based upon on-site or off-site analyses. The internal rating scale goes from 1 to 10, 10 being the best grade. Each internal grade has its equivalent on international rating agencies’ scale. Two types of internal ratings are assigned: counterparty ratings and project ratings. The internal counterparty rating is based upon qualitative and quantitative criteria. The model is based, among other criteria, upon international agencies’ ratings, when available. Scoring models developed in-house apply various ratios according to the type of counterparty. Specific internal rating grids are used when a counterparty is not rated by an international agency. A transaction rating is assigned based on the internal counterparty rating and then takes into account, if need be, all credit enhancement applied to the transaction (collateral, guarantee, assignment of receivables and other structures that reduce the final risk).

The Bank has set up a methodology to validate the internal rating system based upon gaps analysis between its internal rating and that of international rating agencies. Any difference beyond two notches will bring about an in-depth review of the internal rating.

In addition, upon request from the operational directorates, the Risk Management Department sets-up limits for each counterparty, which are then validated by the Risk Committee. These limits are reviewed once a year, unless the situation requires review in shorter intervals. Limits are established in nominal amounts.

Overview of credit risk exposure

The nominal value of credit risk exposure (accrual interests not included) for all transactions entered into by the Bank (loans, stock of project committed, deposits, securities and derivatives), as of December 31, 2009 and 2008 is set forth in the table below. With respect to the loan portfolio, credit enhancements are taken into account.

CEB CREDIT RISK EXPOSURE(1)

	AAA/ AA	A/BBB	Below investment grade	2009 Total	AAA/ AA	A/BBB	Below investment grade	2008 Total
	(in millions of euros)
Loans	5,213	5,280	1,706	12,198	6,646	4,438	1,339	12,423
Financial commitments[2]	825	1,555	1,176	3,556	594	1,502	1,306	3,402
Deposits	1,316	353	0	1,668	2,165	1	0	2,166
Securities	5,683	1,313	0	6,996	4,005	595	0	4,600
Forex	14	8	0	23	21	0	0	21
Swap – net present value not covered	19	4	0	23	14	0	0	14
Swap – add on3	678	190	0	868	648	202	0	850

Total	13,748	8,703	2,882	25,333	14,093	6,738	2,645	23,476

(1)	Rating in accordance with the Basel Committee Recommendations (second best rating), otherwise internal rating when no rating available from the international rating agencies.
(2)

Financial commitments consist of projects for which a framework agreement has been signed and projects which have been granted at least one financing. See “Financial review—Financing commitments and stock of projects awaiting financing”.

(3)

In line with the Basel II framework, an add-on for credit risk exposure on the derivative portfolio is calculated. The swap notional principal amounts are multiplied by a percentage based on residual maturity and type of contract.

Concentration

An exposure (loans, securities, deposits, derivatives and financing commitments) to a counterparty or group of related counterparties is considered a large exposure where its value exceeds 10% of “equity”, which is defined as follows: paid-in capital, gains or losses recognized directly in equity, as well as profit plus uncalled capital in triple-A or double-A rated member countries (according to Moody’s, Standard & Poor’s and Fitch Ratings).

In accordance with the Basel Committee Recommendations and European Union Directives, the Bank ensures that no counterparty (or group of related counterparties) exceeds the limit of 25% of equity as defined above, and that the total of large exposures does not exceed 800% of equity.

As at December 31, 2009, the Bank had eight large exposures ranging between 10% and 18% of equity (as defined above) to commercial banks in Belgium, France, Italy and Spain, six of which had an AA rating and two a single -A rating at such date. As at December 31, 2008, the Bank had six large exposures ranging between 10% to 18% of equity (as defined above) to commercial banks in Belgium, France, Italy and Spain, each of which had an AA rating at such date. The total outstanding to these counterparties amounted, at December 31, 2009, to €4.6 billion (compared to €3.8 billion at December 31, 2008), or 110% of the CEB’s equity at such date (compared to 92% of own funds at December 31, 2008), versus a limit of 800%. Sovereign risk is excluded for purposes of this calculation.

Loan portfolio

In 2009, loans outstanding (excluding accrued interest, value adjustments and guarantees received) decreased by 1.7% compared to 2008, reaching €12.2 billion. Portfolio breakdown by type of counterparty shows that 38.1% of loans outstanding in 2009 were extended to financial institutions (compared to 43.9% in 2008), 59.2% to sovereign or public administrations (compared to 53.8% in 2008) and 2.7% to other counterparties (compared to 2.3% in 2008). Loans outstanding rated “Investment Grade” represented 86.0% of total portfolio, compared to 89.2% at the end of 2008.

As of December 31, 2009, the amount of credit enhancements in the loan portfolio totaled €2.7 billion (compared to €2.1 billion as of December 31, 2008); these enhancements are comprised of guarantees for €2.3 billion (compared to €1.7 billion at the end of 2008) and of €0.4 billion in collateral (unchanged compared to the end of 2008).

Loans outstanding to counterparties not rated by international rating agencies represent 6.2% of the overall loan portfolio as of December 31, 2009 (8.2% in 2008) and the internal rating assigned to these counterparties are spread between 1.5 and 9.5 (compared to between 2.5 and 9.5 in 2008).

As of December 31, 2009 and 2008, the CEB did not have any non performing loans, and did not record any impairment, except for an Icelandic counterparty as discussed under “Financial Review—Results of Operations—Cost of risk”. The counterparty failed to meet its commitments on capital and interest representing a total amount of €0.2 million as at December 31, 2009.

As is the case for other multilateral financial institutions, the Bank’s policy is not to reschedule interest or capital payments on its loans and not to participate in debt rescheduling agreements.

The following table displays the breakdown of the loan portfolio by rating and nature of borrower (exclusive of any guarantees received) for the two years ended December 31, 2008 and 2009:

RATING AND NATURE OF THE LOAN PORTFOLIO(1)

	AAA/AA	A/BBB	Below investment grade	2009 TOTAL	AAA/AA	A/BBB	Below investment grade	2008 TOTAL
	(in millions of euros)
States	938	2,346	1,453	4,738	887	2,093	1,214	4,194
Public administrations	915	406	12	1,333	577	264	17	859
State financial institutions	268	0	0	268	525	—	—	525
Special financial institutions	728	120	31	878	862	206	39	1,106
Other banks	2,292	2,307	57	4,656	3,723	1,689	39	5,451
Non financial institutions	73	100	152	324	73	185	30	288

Total without credit enhancement	4,168	6,181	1,849	12,198	5,783	5,141	1,499	12,423

Total	5,213	5,280	1,706	12,198	6,646	4,438	1,339	12,423

(1)	Rating in accordance with the Basel Committee Recommendations (second best rating), otherwise internal rating when no rating available from the international rating agencies.

Financing Commitments

As discussed above under “Financial Review—Financing Commitments and Stock of Projects Awaiting Financing”, financing commitments are projects for which either a framework loan agreement has been signed or at least one disbursement has been released. During 2009, financing commitments increased by 4.5% from €3.4 billion at year-end 2008 to €3.6 billion at year-end 2009. During 2008, financing commitments similarly increased by approximately 5.1%. As of December 31, 2009, 66.9% of counterparties were rated investment grade compared to 61.6% as of December 31, 2008.

Securities portfolios

The Bank manages two securities portfolios: a portfolio of financial assets held to maturity and a portfolio of available-for-sale financial assets. See “Financial Review—Balance Sheet—Securities Portfolios”. Securities in both portfolios are essentially denominated in euros: 94% at year-end 2009 compared to 95% at year-end 2008. The following table displays the breakdown by rating of the outstanding nominal value of each of these portfolios for the two years ended December 31, 2009 and 2008:

	2009				2008
	AAA	AA	A	TOTAL	AAA	AA	A	TOTAL
	(in millions of euros)
Available-for-sale financial assets	1,106	2,660	1,233	4,999	902	1,324	515	2,741
Financial assets held to maturity	1,527	391	80	1,998	1,399	380	80	1,859

Total	2,633	3,050	1,313	6,996	2,301	1,704	595	4,600

	38%	44%	19%	100%	50%	37%	13%	100%

Derivatives

The Bank uses derivatives to hedge the interest rate and currency risks on its operations relative to loans and borrowings in accordance with the policy adopted by the Administrative Council. Before entering into a derivative transaction, credit clearance of the issuing counterparty by the Risk Committee is required and a framework agreement (for example, the ISDA Master Agreement) must be signed. In addition, for transactions with a maturity of over five years, the counterparty must have a minimum AA rating or have signed a Credit Support Annex (CSA) collateral agreement with the CEB. Swap transactions are valued at their net present value and the positions per counterparty are monitored daily so that additional collateral can be requested where necessary. As an end user, the Bank employs derivatives solely for hedging purposes.

As of December 31, 2009, the breakdown of derivatives by type of hedge was 83% for borrowings (compared to 81.8% in 2008), 14% for loans (compared to 13.6% in 2008) and 3% for securities (compared to 4.6% in 2008).

As of December 31, 2009, all notional outstanding derivatives were collateralized (compared to 99.98% in 2008). The Bank can receive cash deposits and/or triple-A rated securities (US Treasuries or German bund) as collateral for derivatives. At the end of 2009 and 2008, all the collateral was in the form of deposits.

MATURITY OF SWAP INSTRUMENTS

€ Million	less than 1 year	1 to 5 years	5 to 10 years	10 years or more	Total
TOTAL (a)	1,917	12,708	4,639	1,251	20,515
CURRENCY	1,818	11,234	3,206	722	16,980
INTEREST-RATE	99	1,474	1,434	529	3,535
thereof: collateralized (b)	1,917	12,708	4,639	1,251	20,515
(b)/(a)	100%	100%	100%	100%	100%

At year-end 2009, 78% of CEB’s swap counterparties were rated AA or above compared to 76.7% at year-end 2008.

Market Risk

Interest rate and currency risks

Market risk includes, in particular, the risk of a loss being incurred as a result of an adverse fluctuation in interest or exchange rates.

Within the ambit of its ordinary operations (loans, borrowings, treasury operations), the Bank is exposed to interest rate and currency risks. The CEB attempts to hedge against these risks in order to reduce interest rate risks and currency risks to a minimum. The Bank manages its overall balance at variable rates (except for its held-to-maturity assets portfolio), either directly or through hedging swaps.

The Bank uses derivatives to protect itself against interest and currency risks arising in connection with its lending and borrowing operations. Macro-hedging can also be considered if necessary. Since the Bank performs no trading operations, the Basel Committee requirements for capital allocation would not apply (even if the Bank were subject to those requirements). As a result of the Bank’s hedging strategy, the interest rate risk in the Bank’s balance sheet is limited to the amount of held-to-maturity financial assets portfolio. This portfolio is equivalent in volume to the sum of equity, the Selective Trust Account and of provisions for post-employment social commitments.

The CEB’s strategy with respect to currency risk is not to take any position and to finance assets and liabilities in a single currency. The residual risk arising from gains and losses in currencies other than the euro is systematically monitored and hedged on a monthly basis. The net open position is limited to the equivalent of €1 million per currency. As of December 31, 2009 and December 31, 2008, the net open position was almost nil.

As discussed further above under “—Key Risk Responsibilities—Dedicated Departments”, interest rate risk and currency risk are measured and reviewed by the ALM Department under the authority of the Chief Financial Officer. The ALM Department issues, by the end of every quarter, a report on interest rate risk, foreign exchange risk and liquidity risk incurred by the Bank. This report analyses, among other things, the consequences of a fluctuation in the interest rates and euro/U.S. dollar parity exchange on the Bank’s results. It also produces an analysis on the projected liquidity situation. If necessary, the ALM Department informs about effective or projected limit overrun and proposes actions to the ALM Committee in view of restraining the nature and amount of identified risks. At any time, the ALM Department may call for an extraordinary meeting of the ALM Committee in case of an exceptional situation.

Liquidity Risk

The projected liquidity position is subject to daily monitoring. Projections are made on future cash flows, taking into account existing commitments (such as loans, borrowings and investments). These projections also include the level of liquidity if counterparty early repayment options were exercised, assuming all borrowings are reimbursed at the first exercise date.

Daily liquidity monitoring is supplemented by quarterly stress tests presented to the ALM Committee based on borrower default assumptions that simulate the situation of projected liquidity in the event of particularly unfavorable hypotheses materializing. The stress tests carried out plan the liquidity situation before and after prepayments. In accordance with the Basel II logic and its differentiated approach to risk, they calculate borrower default on the basis of outstanding loans weighted by the probability of default rate published by rating agencies for a given maturity and rating class. An internal rating is assigned to counterparties not rated by rating agencies. The CEB also evaluates the financial impact of the crash scenario where the default probability applied to “below investment grade” borrowers is 100% without possibility of recovery.

The Bank’s liquidity must also comply with the Strengthened Liquidity ratio (as discussed above under “—Prudential Framework—Strengthened Liquidity ratio”).

The liquidity risk mirrors the Bank’s projected treasury situation.

CEB LIQUIDITY POSITION AS OF DECEMBER 31, 2009(1)

	Up to 1 month	1 to 3 months	More than 3 months up to 1 year	Current outstanding	More than 1 year up to 5 years	More than 5 years	Non- current outstanding	Total
	(In thousands of euros)
Assets
Cash in hand, balances with central banks	386,883			386,883				386,883
Available-for-sale financial assets	426,426	780,155	1,882,318	3,088,899	973,731	1,197,585	2,171,316	5,260,215
Loans and advances to credit institutions and to customers
Loans	19,563	416,358	1,822,422	2,258,343	5,970,924	5,095,179	11,066,103	13,324,446
Advances	1,669,007			1,669,007				1,669,007
Financial assets held to maturity	10,150	20,314	188,703	219,167	708,333	2,095,858	2,804,191	3,023,358

Total assets	2,512,029	1,216,827	3,893,443	7,622,299	7,652,988	8,388,622	16,041,610	23,663,909

	Up to 1 month	1 to 3 months	More than 3 months up to 1 year	Current outstanding	More than 1 year up to 5 years	More than 5 years	Non- current outstanding	Total
	(In thousands of euros)
Liabilities
Amounts owed to credit institutions and to customers	67,747			67,747				67,747
Debt securities in issue	1,738,068	243,035	1,044,352	3,025,455	13,279,759	3,176,000	16,455,759	19,481,214
Selective Trust Account (STA)	75,420			75,420				75,420
Total liabilities	1,881,235	243,035	1,044,352	3,168,622	13,279,759	3,176,000	16,455,759	19,624,381

Off-balance sheet
Off-balance sheet financial instruments
To be received	1,740,761	538,631	1,165,743	3,445,135	13,451,849	3,371,905	16,823,754	20,268,889
To be paid	(1,879,661)	(534,859)	(927,943)	(3,342,463)	(13,785,847)	(3,232,621)	(17,018,468)	(20,360,931)

Off-balance sheet total[2]	(138,900)	3,772	237,800	102,672	(333,998)	139,284	(194,714)	(92,042)

Liquidity position 2009	491,894	977,564	3,086,891	4,556,349	(5,960,769)	5,351,906	(608,863)	3,947,486

(1)

The table features future and non-discounted contractual flows, including non-accrued interest, classified by maturity according to the outstanding duration between December 31, 2009 and the contractual maturity date.

(2)	Off-balance sheet items consist of cash flows related to swaps entered into in the ordinary course of the Bank’s operations.

Operational Risk

The CEB defines operational risk as the risk of direct or indirect losses resulting from inadequacy or failure of structures, procedures, persons or systems, or the occurrence of external events, including legal risk and reputational risk. By deliberately choosing to operate within the framework of the Basel Committee Recommendations, the CEB has undertaken to assess its operational risks on an ongoing basis and to put in place the appropriate preventive measures. This system is periodically approved and reviewed by the Risk Committee which is responsible for taking all decisions in this context. In order to cover the requirements concerning operational risks (Pillar I of the Basel II Agreement), the Basic Indicator Approach (BIA) has been adopted to calculate operational risks against the Bank’s equity. In order to calculate this hypothetical amount corresponding to operational risk, the Bank uses the average net banking income of the last three years. As of December 31, 2009, operational risk amounted to €19.4 million compared to €18.2 million as of December 31, 2008.

GOVERNANCE

The CEB is administered, supervised and managed by a Governing Board, an Administrative Council, a Governor and an Auditing Board.

Governing Board

Powers

The Governing Board is the supreme organ of the Bank and is vested with all powers that have not been delegated to the Administrative Council. The Articles specify certain functions and powers exercised by the Governing Board, including setting out the general orientations for the Bank’s activity and authorizing co-operation agreements with other international organizations, laying down the conditions for Bank membership, deciding capital increases, and approving the CEB’s annual report, the accounts and the Bank’s general balance sheet. It elects its own Chairman and the Chairman of the Administrative Council and appoints the Governor, the Vice-Governors and the members of the Auditing Board.

The Governing Board is also required to state a position on the recommendations and opinions transmitted to it by the Committee of Ministers and Parliamentary Assembly of the Council of Europe.

Decision-making

The discussions and decisions of the Governing Board are not valid unless two-thirds of its members are present. Each Member State of the CEB has one vote for each participating certificate held by it. Any Member State that has failed to pay required capital that has come due may not, for as long as such non-payment persists, exercise the voting rights corresponding to the sum due and not paid up.

Decisions are reached by a majority of the Members voting in favor or against and holding two-thirds of the votes cast. A majority of three-quarters of the Member States voting in favor or against and holding three-quarters of the votes cast is required for assuming, under exceptional circumstances and for a specified period, powers delegated to the Administrative Council. The same majority is required for adjusting the apportionment of ownership not resulting from the admission of new Member States. A unanimous vote is required for suspending or terminating the Bank’s operations and amending the Articles, although any change in the stated aims of the Bank expressed in the Articles requires approval of the Committee of Ministers of the Council of Europe.

Composition

The Governing Board is composed of a Chairman and one representative appointed by each Member State, which as a general rule is the Member State’s ambassador to the Council of Europe in Strasbourg, France.

The Chairman reports on the Bank’s activities to the Parliamentary Assembly of the Council of Europe and to the Committee of Ministers of the Council of Europe at least once a year and forwards the Governor’s report to the Committee of Ministers. Each Member State of the Bank is entitled to present a candidate for the Chairmanship.

The Secretary General of the Council of Europe or his representative is entitled to participate in the meetings of the Governing Board without right to vote. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings.

Administrative Council

Powers

The Administrative Council possesses all those powers delegated to it by the Governing Board under the Articles, although the Governing Board may reassume such powers from the Administrative Council in exceptional circumstances for a specified period. Among other functions, the Administrative Council establishes and supervises operational policies, approves loan projects and votes on the Bank’s operating budget. The Administrative Council may at any time appoint committees from among its members and delegate specified powers to such committees.

Decision-making

Decisions of the Administrative Council are only valid if two-thirds of its Member States’ representatives are present. Each Member State possesses one vote for each participating certificate held by it. Most decisions of the Administrative Council are taken by a vote with simple majority of the votes cast, although some require a majority vote with a majority of the Member States voting in favor or against and a majority of the votes cast. These include decisions relating to (i) investment projects which have not obtained the majority of votes cast by three-quarters of the Executive Committee; (ii) proposals and opinions addressed to the Governing Board concerning adjustments to the Bank’s capital and its apportionment, increases or reductions in the authorized capital; (iii) proposals and opinions addressed to the Governing Board concerning the appointment of the members of the Auditing Board; (iv) appointment of the external auditor and establishment of his terms of reference; and (v) composition of the Executive Committee. In addition, the Administrative Council takes, by simple majority of the Member States and a majority of two-thirds of the votes cast, decisions regarding investment projects that have not received an opinion as to admissibility discussed above under “Operations—Loan Policy”.

Composition

The Administrative Council is composed of a Chairman appointed by the Governing Board for a three-year term and one representative appointed by each Member State, as a general rule from the ministry of finance of the Member State. Its Chairman is elected by the Governing Board. The term of office of the Chairman is three years and is renewable for a second three-year term. The Chairman does not have the right to vote.

The Secretary General of the Council of Europe may participate in or be represented at the meetings. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings. The Administrative Council may, when it deems necessary, invite representatives of international organizations or any other interested person to participate in its proceedings, but such invitees do not have the right to vote.

Executive Committee

The Executive Committee of the Administrative Council comprises 14 members of the Administrative Council and is chaired by the Administrative Council’s chairman, but any Member State not represented on the Executive Committee may request to take part in discussions of particular interest to it. Among other responsibilities, the Executive Committee conducts an initial examination of requests for financing, monitors the execution of the projects financed and the Bank’s financial activity.

Decisions of the Executive Committee are valid only by a vote with a majority of three-quarters of its members and with a simple majority of votes cast. An item under discussion may be referred back to the Administrative Council if this double majority is not attained.

The number of members composing the Executive Committee is determined by the Administrative Council on the basis of the principle that no less than one-third of the members of the Administrative Council are to be members of the Executive Committee. Members are appointed for a one-year mandate. Member States whose participating certificates exceed 10% of the subscribed capital have permanent seats on the Executive Committee. These currently include France, Germany, Italy and Spain. A rotation system allocates the remaining seats of the Executive Committee to the other Member States.

The “Strategic Review” launched by the CEB in 2007 (see “The Council of Europe Development Bank—Framework and Policies Underlying Activities—Strategic Review”) envisages the elimination of the Executive Committee by amendment of the Articles of Agreement and the assumption of its role by the Administrative Council. As a result, the activity of the Executive Committee has been suspended since January 2010, and its tasks are currently the responsibility of the Administrative Council.

Current Membership of the Governing Board and Administrative Council

The following are the representatives to the Governing Board and Administrative Council of the CEB as of May 1, 2010. Current members of the Executive Committee of the Administrative Council are denoted with an asterisk.

Representative to the Governing Board	Member State	Representative to the Administrative Council
To be elected	CHAIRMAN	Rainer Steckhan Former Director of the World Bank

Margaret Hennessy (acting Chair) Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Ireland to the Council of Europe, Strasbourg	VICE-CHAIR	Inta Vasaraudze Deputy State Secretary, Ministry of Finance, Riga

Magarita Gega Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Albania to the Council of Europe, Strasbourg	Albania	Nezir Haldeda Deputy Minister Ministry of Finance, Tirana

Jan Devadder Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Belgium to the Council of Europe, Strasbourg	Belgium	Franciscus Godts Administrator, International and European Financial Affairs, Federal Public Service Finances, Brussels

Zdenko Martinović Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Bosnia and Herzegovina to the Council of Europe, Strasbourg	Bosnia and Herzegovina	Ljerka Marić Director, Directorate for Economic Planning, Council of Ministers, Sarajevo

Andrey Tehov Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Bulgaria to the Council of Europe, Strasbourg	Bulgaria	Latchezar Stefanov Director of External Finance Directorate, Ministry of Finance, Sofia

Anica Djamić Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Croatia to the Council of Europe, Strasbourg	Croatia	Zdravko Marić State Secretary, Ministry of Finance, Zagreb

Euripides Evriviades Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Cyprus to the Council of Europe, Strasbourg	Cyprus	Christos Patsalides Permanent Secretary, Ministry of Finance, Nicosia

Representative to the Governing Board	Member State	Representative to the Administrative Council
Tomáš Boček Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Czech Republic to the Council of Europe, Strasbourg	Czech Republic	Jiří Franta Director of Debt and Financial Assets Management Department, Ministry of Finance, Prague

Karsten Petersen Ambassador, Permanent Representative of Denmark to the Council of Europe, Strasbourg	Denmark	Thomas Børner Senior Advisor, Department of Finance, Ministry of Finance, Copenhagen

Sulev Kannike Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Estonia to the Council of Europe, Strasbourg	Estonia	Martin Põder Head of the EU and International Affairs Department, Ministry of Finance, Tallinn

Irma Ertman Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Finland to the Council of Europe, Strasbourg	Finland	Kristina Sarjo Financial Counsellor, Financial Markets Department, Unit for International Affairs, Ministry of Finance, Helsinki

Paul Dahan Ambassador, Permanent Representative of France to the Council of Europe, Strasbourg	France	Sandrine Gaudin Head of Unit, European Strategy and Coordination, Treasury Department, Ministry of Economy, Industry and Employment, Paris

Zurab Tchiaberashvili Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Georgia to the Council of Europe, Strasbourg	Georgia	Dimitri Gvindadze Deputy Minister, Ministry of Finance, Tbilisi

Hans-Dieter Heumann Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Germany to the Council of Europe, Strasbourg	Germany	Holger Fabig Head of Division, Multilateral Development Banks, Ministry of Finance, Berlin

Athanassios Dendoulis Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Greece to the Council of Europe, Strasbourg	Greece	Dimitrios Giannos Director General for International Economic Policy, Ministry of Economy and Finance, Athens

Mgr Aldo Giordano Special Envoy of the Holy See, Permanent Observer to the Council of Europe, Strasbourg	Holy See	Reverend Father Christian Gouyaud Attaché, Permanent Mission of the Holy See to the Council of Europe, Strasbourg

Judit József Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Hungary to the Council of Europe, Strasbourg	Hungary	László Örlös Deputy Director General, Department of International Relations, Ministry of Finance, Budapest

Representative to the Governing Board	Member State	Representative to the Administrative Council
Thórir Ibsen Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Iceland to the Council of Europe, Paris	Iceland	Árni Gunnarsson Special Adviser in the Ministry of Foreign Affairs, Reykjavik

Margaret Hennessy Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Ireland to the Council of Europe, Strasbourg	Ireland	Niamh Campbell Principal Officer, Department of Finance, Dublin

Sergio Busetto Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Italy to the Council of Europe, Strasbourg	Italy	Antimo Prosperi Director General Directorate VI of the Treasury Department, Ministry of Economy and Finance, Rome

Aiga Liepiņa Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Latvia to the Council of Europe, Strasbourg	Latvia	Inta Vasaraudze Deputy State Secretary, Ministry of Finance, Riga

Daniel Ospelt Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Liechtenstein to the Council of Europe, Strasbourg	Liechtenstein	Daniel Ospelt Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Liechtenstein to the Council of Europe, Strasbourg

Gediminas Šerkšnys Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Lithuania to the Council of Europe, Strasbourg	Lithuania	Rolandas Kriščiūnas Undersecretary of the Ministry, Ministry of Finance, Vilnius

Ronald Mayer Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Luxembourg to the Council of Europe, Strasbourg	Luxembourg	Arsène Jacoby Government Adviser, Ministry of Finance, Luxembourg

Joseph Licari Ambassador, Permanent Representative of Malta to the Council of Europe, Strasbourg	Malta	Joseph Licari Ambassador, Permanent Representative of Malta to the Council of Europe, Strasbourg

Violeta Agrici Chargé d’Affaires a.i., Permanent Representation of Moldova to the Council of Europe, Strasbourg	Moldova	Victor Bodiu State Minister, Chişinău

Representative to the Governing Board	Member State	Representative to the Administrative Council
Zoran Janković Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Montenegro to the Council of Europe, Strasbourg	Montenegro	Milorad Katnić Deputy Minister, Ministry of Finance, Podgorica

Marcel Van Der Kolk Chargé d’Affaires a.i., Permanent Representation of the Netherlands to the Council of Europe, Strasbourg	Netherlands	Jos de Vries Advisor to the Ministry of Foreign Affairs, The Hague

Petter Wille Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Norway to the Council of Europe, Strasbourg	Norway	Evan C. Kittelsen Senior Advisor, Ministry of Foreign Affairs, Oslo

Piotr Świtalski Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Poland to the Council of Europe, Strasbourg	Poland	Jacek Dominik Undersecretary of State, Ministry of Finance, Warsaw

Américo Madeira Bárbara Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Portugal to the Council of Europe, Strasbourg	Portugal	José Fernando Moreno Deputy Director General at the Office for Strategic Planning, Economic Policy and International Affairs, Ministry of Finance, Lisbon

Stelian Stoian Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Romania to the Council of Europe, Strasbourg	Romania	Bogdan Alexandru Drăgoi Secretary of State, Ministry of Public Finance, Bucharest

Guido Bellatti Ceccoli Ambassador, Permanent Representative of San Marino to the Council of Europe, Strasbourg	San Marino	Raffaele Giardi Counsellor, Ministry of Finance, Republic of San Marino

Dragana Filipović Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Serbia to the Council of Europe, Strasbourg	Serbia	Zoran Ćirović Assistant Minister, Department of International Financial Relations, Ministry of Finance, Belgrade

Emil Kuchár Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Slovak Republic to the Council of Europe, Strasbourg	Slovak Republic	František Palko Deputy Minister, Ministry of Finance, Bratislava

Representative to the Governing Board	Member State	Representative to the Administrative Council
Damjan Bergant Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Slovenia to the Council of Europe, Strasbourg	Slovenia	Martin Zdovc Undersecretary, International Finance Department, Ministry of Finance, Ljubljana

Marta Vilardell Coma Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Spain to the Council of Europe, Strasbourg	Spain	Carmen Laín Deputy Director General for European Financial Institutions, Ministry of Economy and Finance, Madrid

Per Sjögren Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Sweden to the Council of Europe, Strasbourg	Sweden	Anna Björnermark (substitute) Deputy Director, International Financial Institutions, Ministry of Finance, Stockholm

Paul Widmer Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Switzerland to the Council of Europe, Strasbourg	Switzerland	Raymund Furrer Head of Division, Multilateral Cooperation, State Secretariat for Economic Affairs, Bern

Vladimir Ristovski Ambassador Extraordinary and Plenipotentiary, Permanent Representative of “the former Yugoslav Republic of Macedonia” to the Council of Europe, Strasbourg	“The former Yugoslav Republic of Macedonia”	Natasha Stojmanovska State Secretary, Ministry of Finance, Skopje

Daryal Batibay Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Turkey to the Council of Europe, Strasbourg	Turkey	Memduh Aslan Akçay Director General, General Directorate of Foreign Economic Relations, Undersecretariat of the Treasury, Ankara

The Governor

The Governor of the CEB is the Bank’s legal representative and represents the CEB in all of its transactions and legal proceedings. The Governor is the head of the Bank’s operational services and is responsible for carrying out the day-to-day business and operating activities of the CEB based on the guidelines and the authorizations of the Administrative Council. He is responsible for the organization of the CEB’s operational services and for the Bank’s staff within the framework of the regulations adopted by the Administrative Council. He is assisted by one or more Vice-Governors and replaced by one of them if necessary.

The Governor and Vice-Governor are each appointed for a renewable term of five years by the Governing Board. The current Governor and Vice-Governors are the following:

Governor and Vice-Governors	Position with CEB	Years with CEB	Expiration of Current Term
Raphaël Alomar	Governor	15	December 17, 2011
Nunzio Guglielmino	Vice-Governor Delegate	9	October 31, 2010*
Apolonio Ruiz-Ligero	Vice-Governor	8	December 17, 2011
Imre Tarafás	Vice-Governor	2	May 1, 2012

*	Re-elected on November 27, 2009 for a new term of five years starting on November 1, 2010

Auditing Board

Powers

The Auditing Board is required by the Articles to inspect the CEB’s accounts and verify that the operational accounts and balance sheet are in order, to certify in an annual report that the balance sheet and operational accounts accord with the books and records of the Bank, that they give an accurate and true picture of the state of the CEB’s affairs, and that the CEB is being managed according to the principles of sound financial management. Its audit is required to be conducted in accordance with generally accepted auditing standards.

The Auditing Board, as an independent supervisory body of the Bank’s activities, is entitled, separately from other controlling entities, to examine specific projects financed by the Bank. The audit may take place by review of documentation at the Bank and/or, in exceptional cases, and subject to the agreement of the Governor, by on-site visits. The Auditing Board has regular access to reports on internal audit activities, which includes a list of internal audits completed, of audits in progress and of status reports of audit findings. Moreover, the Auditing Board has full access to or may request for review all internal documents which it deems necessary to examine in order to carry out its duties.

The Auditing Board may use external experts in cases where it is faced with a particular problem for which it requires specialized technical expertise that is not available among its members.

The Governor is required to inform the Auditing Board about the tenders for the appointment of the external auditor. Consequently, the Auditing Board presents its opinion to the Administrative Council and the Governing Board as well as to the Governor and the Secretariat of the Partial Agreement.

Composition

The Auditing Board is composed of three members originating from the Member States of the CEB. The Governing Board appoints the members of the Auditing Board, including substitute members according to a rotation scheme. The Member States are invited to present candidates having significant professional experience in the financial audit field. The term of office of each member is three years and not more than one member is permitted to retire each year. Outgoing members are required to attend the meetings of the Auditing Board as an advisor until the next rotation becomes effective the following year.

The current members of the Auditing Board and their principal professions as of April 1, 2010, are Ali Eden (Vice-President of the Chamber of Financial Auditors of Romania, Bucharest, Romania), Nataša Prah (Director of the Budget Supervisory Office of the Republic of Slovenia, Maribor, Slovenia) and Ali Acu (Senior Treasury Controller, Board of Treasury Controllers, Ankara, Turkey).

Staff

In order to effectuate sectoral and geographical redeployment of its activity, to adapt its means of action and to comply with increasingly rigorous operational standards, the CEB has regularly increased the number of its staff over the past years with staff increases averaging 5% per year between 1994 and 2009. Thus, at the end of 2009, the Bank had 154 appointed officials and permanent staff members. In all, the number of nationalities represented at the Bank has risen from 14 in 1994 to 26 as of December 31, 2009. Gender parity among the staff stood at 51% women and 49% men as of December 31, 2009.